                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*

                                 L.A. GEAR, INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   501708-10-1
- -------------------------------------------------------------------------------
                                 (CUSIP Number)

                             DAVID K. ROBBINS, ESQ.
                    Fried, Frank, Harris, Shriver & Jacobson
     725 S. Figueroa Street, Suite 3890, Los Angeles, CA 90017 (213)689-5800
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 19, 1994
- -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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     This Statement relates to the Schedule 13D filed on June 6, 1991 (the
"Schedule 13D") by Trefoil Capital Investors, L.P., a Delaware limited partnership ("Trefoil"), with regard to beneficial ownership of the common stock, no par value (the "Common Stock"), of L.A. Gear, Inc., a California corporation (the "Company"), and constitutes Amendment No. 9 to the Schedule 13D ("Amendment No. 9"). This Amendment No. 9 constitutes the first electronic filing by Trefoil relating to the Schedule 13D. In accordance with Rule 101(a)(2)(ii) of Regulation S-T of the Securities and Exchange Commission, this Amendment No. 9 is accompanied by, in electronic format, the Schedule 13D and Amendments Nos. 1 through 8 thereto, excluding exhibits. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Schedule 13D, as amended to date.

ITEM 2.   IDENTITY AND BACKGROUND

     Items 2(a)-(c) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a)-(c). This Statement is being filed by Trefoil. The general partner of Trefoil is Trefoil Investors, Inc., a Delaware corporation ("TII"). The principal executive offices of Trefoil and TII are located at 4444 Lakeside Drive, P.O. Box 7774, Burbank, California 91510-7774. Trefoil is an investment partnership organized to acquire businesses, including by investing in leveraged buyouts and restructurings, and to make strategic investments in debt or equity securities.

     The directors and executive officers of TII and their principal occupation or employment are as follows:

Name                    Positions with TII             Principal Occupation or
- ----                    ------------------             Employment
                                                       ----------

Roy E. Disney           Chairman of the Board of       Vice Chairman of the
                        Directors                      Board of Directors of
                                                       Walt Disney Company (an
                                                       international company
                                                       engaged in family
                                                       entertainment with its
                                                       principal executive
                                                       offices located at 500
                                                       South Buena Vista Drive,
                                                       Burbank, California);
                                                       Chairman of the Board of
                                                       Directors of Shamrock
                                                       Holdings, Inc.
                                                       ("Shamrock") (a holding
                                                       company engaged primarily
                                                       in television
                                                       broadcasting, real estate
                                                       development and the
                                                       making of investments,
                                                       with its principal
                                                       executive offices located
                                                       at 4444 Lakeside Drive,
                                                       Burbank, California
                                                       91510); Chairman of the
                                                       Board of Directors of
                                                       Shamrock Capital
                                                       Advisors, Inc. ("SCA") (a
                                                       closely-held company
                                                       providing management and
                                                       consulting services
                                                       principally to Trefoil
                                                       and businesses in which
                                                       Trefoil invests, with its
                                                       principal executive
                                                       offices located at 4444
                                                       Lakeside Drive, Burbank,
                                                       California 91510).

Patricia A. Disney      Vice-Chairman of the Board     Vice Chairman of the
                        of Directors                   Board of Directors of
                                                       Shamrock, TII and SCA

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Stanley P. Gold         President and Managing         Chief Executive Officer
                        Director of the Company; President and Managing Director of
                                                       TII and SCA; President
                                                       and Chief Executive
                                                       Officer of Shamrock

Geoffrey T. Moore       Managing Director              Managing Director of TII
                                                       and SCA

Robert G. Moskowitz     Managing Director              Managing Director of TII
                                                       and SCA; Executive Vice
                                                       President of Shamrock


     The business address of the persons set forth above is 4444 Lakeside Drive, P.O. Box 7774, Burbank, California 91510.

ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

     Stanley P. Gold (Chairman of the Board, Chief Executive officer and a director of the Company; President and Managing Director of TII) has advised Trefoil that on April 19 and 20, 1994 he purchased an aggregate of 20,000 shares of Common Stock (the "Additional Gold Shares" and, together with the Gold Shares, referred to collectively herein as the "SPG Shares") for an aggregate purchase price exclusive of brokerage commissions of $115,625.

     Mr. Gold has advised Trefoil that he purchased the Additional Gold Shares with funds derived from margin loans from Mr. Gold's trading accounts with PaineWebber Incorporated and Goldman, Sachs & Co. (collectively, the "Margin Lenders").

ITEM 4    PURPOSE OF TRANSACTION

     Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

     Mr. Gold has advised Trefoil that he acquired the Additional Gold Shares for investment purposes. Mr. Gold also advised Trefoil that, subject to market and general economic conditions, the business affairs and financial condition of the Company, the availability of Common Stock at favorable prices and alternative investment opportunities available to him and other factors deemed relevant by him, he may sell the SPG Shares or acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise.

     Mr. Gold has advised Trefoil that, subject to the foregoing, he has no plans or proposals which relate to or would result in any such transaction, event or action as is enumerated in paragraphs (a) through (j) of Item 4 to the form of Schedule 13D promulgated under Section 13 of the Exchange Act.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5(a) of the Schedule 13D is hereby amended and supplemented to include the following:

     For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Gold has advised Trefoil that he is the beneficial owner of 712,500 shares of Common Stock (including 15,000 shares which Mr. Gold has the right to acquire within sixty days of the date of this Amendment No. 9 through exercise of options granted to Mr. Gold pursuant to the Company's 1986 Stock Option Plan, as amended, and 577,500 shares which Mr. Gold has the right to acquire within sixty days of the date of this Amendment No. 9 through exercise of options granted to Mr. Gold pursuant to the Company's 1993 Stock Incentive Plan (the "1993 Plan")), constituting approximately 3.1% of the issued and outstanding shares of Common Stock.

     Pursuant to Rule 13d-4 promulgated under the Exchange Act, Trefoil disclaims any beneficial ownership in any shares of Common Stock owned by Mr. Gold, and the filing of this Amendment No. 9 shall not be construed as an admission that Trefoil is, for purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of any securities of the Company owned by Mr. Gold.

     Item 5(b) of the Schedule 13D is hereby amended and supplemented to include the following:

     Mr. Gold has advised Trefoil that he has the sole power to vote, and the sole power to dispose of, 120,000 shares of Common Stock.

     Item 5(c) of the Schedule 13D is hereby amended and supplemented to include the following:

     On October 19, 1993, the Company granted to Mr. Gold nonqualified stock options to acquire 750,000 shares of Common Stock pursuant to the 1993 Plan.

     A schedule of the transactions in which Mr. Gold acquired the Additional Gold Shares during the past sixty days is set forth on Exhibit 12 hereto, which is incorporated herein by reference. All such acquisitions were effected through normal brokerage transactions with member firms of the New York Stock Exchange.

     Except as described above in this Item 5(c), neither Trefoil nor TII nor to the best knowledge of Trefoil, any of the executive officers or directors of TII, has effected any transaction in shares of Common Stock or in shares of Series A Preferred Stock during the sixty days preceding the date of this Amendment No. 9.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

     Pursuant to a Nonqualified Stock Option Agreement, dated as October 19, 1993 (as amended to date, the "Stock Option Agreement"), on October 19, 1993, the Company granted to Mr. Gold options to acquire 750,000 shares of Common Stock pursuant to the 1993 Plan. One-half of the total number of options granted were exercisable on and after October 19, 1993, an additional 27% of the options were exercisable on and after December 31, 1993, and an additional 23% of the options are exercisable on and after December 31, 1994 (provided that Mr. Gold continues to serve as the Company's Chief Executive Officer on such date). Vesting may be accelerated in the event of a Change in Control (as defined in the 1993 Plan) of the Company. The options remain exercisable for two years following termination of Mr. Gold's service as a director of the Company to the extent the options were vested and exercisable as of the date Mr. Gold's services as a director terminated. The exercise price of the options is $11.55 per share, the average fair market value of the Company's Common Stock for the five trading days immediately preceding the date of grant.

     Pursuant to the Management Agreement, dated as December 27, 1989, by and between SCA and Trefoil, an amount equal to up to 50% of any profits realized by the officers or directors of SCA in connection with, or upon the disposition by them of shares of Common Stock acquired upon the exercise of, stock options granted to them by the Company is required to be paid by SCA to Trefoil.

     In connection with the purchase of the Additional Gold Shares described in
Item 3 of this Amendment 9, Mr. Gold borrowed the funds used in connection therewith pursuant to standard forms of Margin Account Agreements (the "Margin Agreements") with the Margin Lenders. Pursuant to the Margin Agreements, all of the Additional Gold Shares have been pledged as collateral. Copies of the Margin Agreements are attached hereto as Exhibit 13 and are incorporated herein by reference.

     Mr. Gold is the President and Managing Director of TII (the general partner of Trefoil) and SCA (a company which provides management and consulting services to Trefoil and companies in which Trefoil invests, including the Company) and is a stockholder of both TII and SCA. Except as described in the Schedule 13D, to the best knowledge of Trefoil, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Gold and any other person with respect to securities of the Company. Trefoil believes that it is not a member of, and disaffirms the existence of, any "group" (within the meaning of Rule 13d-5 promulgated under the Exchange Act) with Mr. Gold or any other person with respect to securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

     Exhibit 12--Schedule of Acquisitions of Additional Gold Shares.

     Exhibit 13--Margin Account Agreements between Stanley P. Gold and PaineWebber Incorporated and between Stanley P. Gold and Goldman, Sachs & Co.

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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 2, 1994

                                   TREFOIL CAPITAL INVESTORS, L.P.

                                   By:  TREFOIL INVESTORS, INC.
                                        its general partner




                                   By:  /s/ Robert G. Moskowitz
                                        -----------------------------
                                        Name:  Robert G. Moskowitz
                                        Title:   Managing Director

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                                  EXHIBIT INDEX

                                                                            Page
                                                                            ----

Exhibit 12--Schedule of Acquisitions of Additional Gold Shares               10

Exhibit 13--Margin Account Agreements between
       Stanley P. Gold and PaineWebber Incorporated and between
       Stanley P. Gold and Goldman, Sachs & Co.                              11

                                   EXHIBIT 12
                     SCHEDULE OF ACQUISITIONS OF GOLD SHARES


Date                         Number of Shares             Price Per Share*
- ----                         ----------------             ---------------
April 19, 1994                     3,300                      $ 5.75

April 19, 1994                     5,000                      $ 5.875

April 19, 1994                    10,000                      $ 5.75

April 20, 1994                     1,700                      $ 5.75

____________________

*Excludes brokerage commissions of $.06 per Share.


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                                                                      EXHIBIT 13

PaineWebber

                               Client's Agreement


     Mr. Stanley P. Gold


Introduction

     1. This Agreement contains the forms governing an account(s) in my name for the purchase or sale of property. In the Agreement, "I", "me" or "my" means each person who signs below. "You," "your" or "PaineWebber" means PaineWebber Incorporated, its successor firms, subsidiaries, correspondents or affiliates, or employees. "Property" means all securities, including but not limited to monies, stocks, options, bonds, notes, futures, contracts, commodities, certificates of deposit and other obligations, contracts or securities.

Applicable Rules and Regulations

     2. All transactions for me shall be subject to the constitution, rules, regulations, bylaws, interpretations, customs and usages of the exchange or market and its clearing house, if any, where the transactions are executed.
Such transactions are also subject, where applicable, to the provisions, rules and regulations of the Securities and Exchange Commission, the Commodity Futures Trading Commission, the Board of Governors of the Federal Reserve System in existence at this time and as later amended and supplemented.

Amendment or Waiver

     3. I agree that you may change the terms of this agreement at any time upon prior written notice to me. By continuing to accept the services offered by you, I indicate to you my acceptance of these changes. If I do not accept the changes, I must notify you in writing of my refusal and my account will be cancelled. However, I will remain liable for any outstanding Debits and/or Charges on my account.

Transactions and Settlements

     4. All orders for the purchase and sale of any property will be given by me and executed with the distinct understanding that an actual purchase or sale is intended and that it is my intention and obligation in every case to deliver property to cover any and all sales and in the case of purchases to receive and pay for property that I will do so upon your demand. In case you make a short sale of any property at my direction or in case I fail to deliver to you any property which you have sold at my direction, you are authorized to borrow the property necessary to enable you to make delivery to the purchaser and I agree to be responsible for the cost or loss you may incur, or the cost of obtaining the property if you are unable to borrow it. No settlement of my account(s) may occur without your first receiving all property for which the account is short and all property in which the account(s) are long being paid for in full and the property then delivered. You and your correspondents are my constituted agents to complete all such transactions and are authorized to make advances and expend monies as are required.

Marking Sell Orders Long or Short

     5. When placing with you any sell order for a short account, I will designate it as such and hereby authorize you to mark the order as being "short." When placing with you any order for a long account, I will designate it as such and hereby authorize you to mark the order as being "long." Any sell order which I shall designate as being for a long account, is for property which is owned by me and, if you are unable to deliver this property from any account(s), the placing of the order will constitute my representation that the property will be delivered as required and that I will reimburse you for any expense incurred.

Binding Order

     6. Any order which I give shall be binding upon me, and (my/our) personal representative until you receive notice of my death. Such death and notice will not affect your right to take any action which you could have taken if I had not died.

Lien Provisions

     7. All property held or purchased shall be subject to a lien in your favor for the discharge of all my indebtedness and any other obligations that I may owe to you, however and whenever arising, and may be held by you as security for the payment of any such obligations or indebtedness to you in any account you maintain for me including any accounts in which I may have an interest. You are authorized without notice to me whenever you deem it advisable from time to time (a) to transfer interchangeably between any accounts I have with you any or all of the Property so held, without regard to whether you have in your possession or subject to your control other Property of the same kind and amount; (b) in the usual course of business pledge, repledge, hypothecate (either for the amount I owe you or for a greater or lesser sum) and lend the same to you as broker or to others from time to time, separately or commingled with Property carried for other clients and you shall not be required to deliver to me the same Property but only Property of the same kind and amount.

Payment of Indebtedness Upon Demand

     8. I shall at all times be liable for the payment of any amounts advanced any debit balance or other obligations owing in any of my account(s) with you and I shall be liable to you for any deficiency remaining in any such account(s) in the event of the liquidation thereof, in whole or in part, by you or by me.
I shall make payment of any such debit balance, obligation, deficiency, indebtedness, including interest and commissions, upon demand and any costs of collection, including attorney's fees, if incurred by you.

Interest Provision

     9. All amounts advanced and other balances due shall be charged interest in accordance with your usual custom, which may include the compounding of interest, including any increases in rates which reflect adjustments in the PaineWebber Base Loan Rate and such other charges as you may make to cover your facilities and extra services. Payment of all amounts advanced and other balances due, together with the interest thereon, shall be made by me to you at any of your offices which will act as my agent for the transmittal of such amounts and other balances due to you at New York, New York.

     I have read and understand the Statement of Credit Practices describing interest charges printed on the reverse side:

Sub-Agents

     10. You may employ sub-brokers and shall be responsible only for reasonable care in their selection. You may deal with market makers or members of any exchange known as specialists or known as odd lot dealers and in the execution of my orders they may act as sub-brokers for me and may also buy or sell the property for themselves as dealers for their own account.

Margin Requirements

     11. I agree to maintain an account(s) with you such positions and margin as required by all applicable statutes, rules, regulations procedures, and customs, or as you deem necessary or advisable, and where applicable, to satisfy any and all margin calls issued in connection with such business.

Liquidations and Covering Positions

     12. You shall have the right in accordance with your general policies regarding your margin maintenance requirements in existence at the time or; if in your discretion you consider it necessary for your protection to require additional collateral or the liquidation of any account of mine, or; in the event a position in bankruptcy, or for appointment of a receiver is filed by or against me, or; an attachment is levied against the account(s) of mine or; in the event of my death, to sell any or all property in the account(s) of mine with you, whether carried individually or jointly with others, to buy any or all property which may be short in such account(s), to cancel any open orders and to close any or all outstanding contracts, all without demand for margin or additional margin, other notice or sale or purchase, or other notice of advertisement. Any such sales or purchases may be made at your discretion on any exchange or other market where such business is usually transacted, or at public auction or private sale, and you may be the purchasers for your own account. It is understood a prior demand, or call, or prior notice of the time and place of such sale or purchase shall not be considered a waiver of your right to sell or buy without demand or notice as herein provided.

Binding Notice of Agreement

     13. I expressly agree you will not be bound by any representation or agreement made by any of your employees or agents which purports to affect or diminish your rights under this agreement.

Effect of Law or Rule Change

     14. In the event any one or more of the provisions contained in this agreement shall for any reason be held to be invalid, illegal, or unenforceable in any respect such finding or holding shall only effect the provision(s) involved and the remainder of this agreement and the application of all other provisions shall not be affected.

Address

     15. My address below is and will continue to be a correct address until your Lincoln Harbor Office receives written notice of any change. Notices and communications sent to me at such address will constitute personal delivery to me, whether actually received or not.

Client Representation

     16. I represent to have reached the age of majority according to the laws of the state of my residence. I agree to abide by the rules of the regulatory agencies and your firm's policy if I am employed by any exchange or any corporation of which any exchange owns a majority of the capital stock; member or firm registered on any exchange, bank, trust company, insurance company; or any company or individual dealing, either as broker or principal in stocks, bonds, or any other securities, commodities or commercial paper. If during this agreement I become such an employee, you will be notified. No one other than me has or will have an interest in any account(s) of mine unless you are notified in writing by me.

Jurisdiction

     17. All transactions made for my account(s) shall be governed by the terms of this agreement. This agreement and its enforcement shall be construed and governed by the laws of the State of New York, and shall be binding upon my heirs, executors, administrators, successors, and assigns.

Credit Review

     18. An investigation of my personal and business credit may be made and, I may make written request, within a reasonable time, for disclosure of the nature of the investigation.

Arbitration

     19.  -    Arbitration is final and binding on the parties.

          - The parties are waiving their right to seek remedies in court, including the right to jury trial.

          - Pre-arbitration discovery is generally more limited than and different from court proceedings.

          - The arbitrator's award is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification of rulings by the arbitrators is strictly limited.

          - The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

     I agree, and by carrying an account for me PaineWebber agree(s), that any and all controversies which may arise between me and PaineWebber concerning any account, transaction, dispute or the construction, performance, or breach of this or any other agreement, whether entered into prior, on or subsequent to the date hereof, shall be determined by arbitration. Any arbitration under this agreement shall be held under and pursuant to and be governed by the Federal Arbitration Act, and shall be conducted before an arbitration panel convened by the New York Stock Exchange, Inc. or the National Association of Securities Dealers, Inc. I may also select any other national security exchange's arbitration forum upon which PaineWebber is legally required to arbitrate the controversy with me, including, where applicable, the municipal securities rule making board. Such arbitration shall be governed by the rules of the organization convening the panel. I may elect in the first instance the arbitration forum, but if I fail to make such elect, by registered letter or telegram addressed to you at your main office, before the expiration of five days (5) after receipt of a written request from you to make such election, then you may make such election. The award of the arbitrators, or of the majority of them, shall be final, and judgment upon the award rendered may be entered in any court of competent jurisdiction.

     No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied;
(ii) the class is decertified; or (iii) the customer is excluded from the class by the court. Such forebearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein.

     I expressly agree that service of process in any action shall be sufficient if served by certified mail, return receipt requested, at my last address known to you. I expressly waive any defense to service of process as set forth above.

 Assignment

     20. This agreement may be assigned by you and will inure to the benefit of your successors and assigns and you may transfer or assign the account(s) of mine to them, which shall be binding on me and my personal representatives.

Accuracy of Reports

     21. All reports of execution of orders and account statements shall be conclusive if not objected to by me in writing immediately by notice sent to you by registered mail.

Joint and Several Liability and Joint Accounts

     22. If more than one person signs this agreement, our obligations under this agreement shall be joint and several. If more than one person signs this agreement, you may accept any orders and instructions from each, and upon receipt of inconsistent instructions or a court order, may suspend or terminate my account.

Liability for Costs of Collection

     23. I agree to pay you the reasonable costs and expenses of collection, including attorney's fees, for any unpaid Debits, Charges, and other amounts owing you.

Loan Consent

     24. By signing this agreement, I acknowledge that you and your successors and assigns are authorized in the usual course of business to lend, relend, hypothecate, rehypothecate, pledge or repledge separately or together with the property of others either to yourselves or to others any property which you may be carrying for me on margin. This authorization shall apply to all accounts carried by you for me and shall remain in full force until written notice of revocation is received by you.

     By signing this agreement the customer acknowledges that:
     (1) The securities in the customer's margin account may be loaned to the broker or loaned out to others and;
     (2)  That the customer has received a copy of this agreement.

     This agreement contains a pre-dispute arbitration clause at page 1 at paragraph 19.


/s/ Stanley Gold
- -------------------------------------------------------------------------------
Signature of Principal (Name and title if a corporation)                   Date

                    Margin Account Application And Agreement

Title of Account
Stanley P. Gold

- -------------------------------------------------------------------------------

No margin account will be established for the customer unless and until the account is approved for margin transactions by Goldman, Sachs & Co.

To:  Goldman, Sachs & Co.

Gentlemen:

     This agreement sets forth our respective rights and obligations in connection with your accepting a margin account or accounts for the undersigned ("Customer"). You and Customer hereby agree to the following with respect to any of Customer's accounts with you for the purchase and sale of securities:

     1. All transactions under this agreement shall be in accordance with the rules and customs of the exchange or market, and its clearing house, if any, where the transactions are executed and in conformity with applicable law and regulations of governmental authorities and future amendments or supplements thereto.

     2. Customer agrees that all securities and other property which you or any of your affiliates may hold for Customer (either individually or jointly with others), and the proceeds thereof, shall be subject to a general lien and security interest for the discharge of all Customer's obligations to you or any of your affiliates. You may, in your discretion and without notice to Customer apply or transfer any of Customer's securities and other property interchangeably between any of Customer's accounts.

     3. Customer agrees to maintain margins for Customer's account as you may require from time to time. Customer agrees to pay interest charges which are imposed, in accordance with your usual custom, with respect to Customer's account and to pay on demand any debit balance owing with respect to Customer's account. Customer acknowledges receipt of the enclosed documents entitled "Interest Charges to Customers."

     4. Customer agrees to designate all sell orders for securities as either "long" or "short." The designation of a sale of a security as "long" constitutes a certification that the securities to be sold are owned by Customer and, if such securities are not in your possession, the placing of such order shall constitute a warranty by Customer that Customer shall deliver such securities to you on or before settlement date.

     5. In the event of default of any obligation to you or any of your affiliates, or if for any reason you may deem it advisable for your or their protection, you may without notice or demand to Customer, and at such time and place as you may reasonably determine, sell any securities or other property which you or any of your affiliates may hold for Customer (either individually or jointly with others) and apply the proceeds to the discharge of the obligation, or buy in or borrow any securities or other property said for Customer's account but undelivered by Customer and cancel any outstanding orders and take such other action as you deem appropriate. Customer shall remain liable for any deficiency and shall promptly reimburse you for any loss or expense incurred thereby, including losses sustained by reason of your inability to borrow any securities or other property sold for Customer's account.

     6. Customer agrees that securities and other property in Customer's account may be carried in your general loans and may be pledged or hypothecated separately or in common with other securities and any other property for the sum due to you thereon or for a greater sum and without retaining in your possession and control for delivery a like amount of similar securities or other property. Customer understands that when you hold on Customer's behalf bonds or preferred stocks which are callable in part by the issuer, such securities will be subject to your impartial lottery allocation system in which the probability of Customer's securities being selected as called is proportional to the holdings of all customers of such securities held in bulk by or for you; and that you will withdraw such securities from any depository prior to the first date on which such securities may be called unless such depository has adopted an impartial lottery system which is applicable to all participants. Customer may withdraw uncalled securities prior to a partial call subject to compliance with applicable margin requirements and the terms of this agreement and any other agreements between you and Customer. You are authorized to withdraw securities sold or otherwise disposed of, and to credit Customer's account with the proceeds thereof or make such other disposition thereof as Customer may direct or as provided for in this agreement. You are further authorized to collect all income and other payments which may become due on Customer's securities, to surrender for payment maturing obligations and those called for redemption and to exchange certificates in temporary form for like certificates in definitive form, or if the par value of any shares is changed, to effect the exchange for new certificates. It is understood and agreed by Customer that although you will use reasonable efforts to effect the authorization set forth in the preceding sentence, you will incur no liability for your failure to effect the same.

     7. Reports of the execution of orders and statements of Customer's account shall be conclusive if not objected to in writing within ten days after forwarding by you to Customer by mail or otherwise.

     8. This agreement and its enforcement shall be governed by the laws of the State of New York and its provisions shall cover individually and collectively all accounts as which Customer may maintain with you. This agreement is binding upon and inures to the benefit of you, Customer, and our respective legal representatives, successors and assigns. No waiver of any provision of this agreement shall be deemed a waiver of any other provision, nor a continuing waiver of the provision or provisions so waived. All waivers must be in writing.

     9. Except as stated below, any controversy between you or any of your partners or employees on the one hand, and Customer on the other hand, arising out of or relating to this agreement or the accounts established hereunder, shall be settled by arbitration, in accordance with the rules then obtaining of any one of the Arbitration Committee of the Chamber of Commerce of the State of New York or the American Arbitration Association or the Board of Arbitration of the New York Stock Exchange, as Customer may elect. If Customer does not make such election by registered mail addressed to you at your main office within five (5) days after receipt of notification from you requesting such election, then Customer authorizes you to make such election on behalf of Customer. Any arbitration hereunder shall be before at least three arbitrators and the award of the arbitrators or of a majority of them, shall be final, and judgment upon the award rendered may be entered in any court, state or federal, having jurisdiction. This clause does not apply to any controversy that a public customer is guaranteed, under the federal securities laws, the right to pursue in the federal courts.

     10. Customer represents that he or she is of legal age. Customer further represents that no one except the Customer has an interest in Customer's account unless such interest is revealed in the title of such account and in such case, Customer has the interest indicated in such title.

     11. Customer understands that you may be required to disclose to securities issuers Customer's name, address and securities' positions with respect to securities held for Customer in the name of you or your nominee unless Customer notifies you that Customer objects. Customer hereby notifies you that Customer does not wish such disclosure to be made.

Customer should strike out the preceding paragraph if customer consents to such disclosure.

By signing this agreement customer acknowledges that customer's securities may be loaned to Goldman, Sachs & Co. or to others.

Signature                          Additional Signature (if necessary)

/s/ Stanley Gold
- -------------------------------    ---------------------------------------------

- -------------------------------    ---------------------------------------------
Please Print Name                  Please Print Name


- -------------------------------    ---------------------------------------------
Date                               Date


For Goldman, Sachs & Co. Use Only

Representative Receiving Account   Approved by


- -------------------------------    ---------------------------------------------


- -------------------------------    ---------------------------------------------
Date                               Date

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)*

                                 L.A. GEAR, INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
      (Upon Conversion of Series A Cumulative Convertible Preferred Stock)
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   501708-10-1
- -------------------------------------------------------------------------------
                                 (CUSIP Number)

                             DAVID K. ROBBINS, ESQ.
                    Fried, Frank, Harris, Shriver & Jacobson
    725 S. Figueroa Street, Suite 3890, Los Angeles, CA 90017 (213)689-5800
- -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  May 28, 1991
- -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 501708-10-1                                 Page   2    of  15   Pages
          -----------                                      -----     ----

- -------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               TREFOIL CAPITAL INVESTORS, L.P.
- -------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                      (b) / /
               NOT APPLICABLE

- -------------------------------------------------------------------------------
3      SEC USE ONLY


- -------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
               BK, WC

- -------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           / /
       PURSUANT TO ITEMS 2(d) or 2(e)

               NOT APPLICABLE
- -------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
- -------------------------------------------------------------------------------
                7     SOLE VOTING POWER

  NUMBER OF                 1,000,000 SHARES OF SERIES A CUMULATIVE CONVERTIBLE
                                   PREFERRED STOCK (SEE ITEM 6)
   SHARES
BENEFICIALLY   ----------------------------------------------------------------
                8     SHARED VOTING POWER
  OWNED BY
                            -0-
               ----------------------------------------------------------------
                9     SOLE DISPOSITIVE POWER
   EACH
                            1,000,000 SHARES OF SERIES A CUMULATIVE CONVERTIBLE
 REPORTING                          PREFERRED STOCK (SEE ITEM 6)

  PERSON        10    SHARES DISPOSITIVE POWER

   WITH                     -0-
- -------------------------------------------------------------------------------

11     AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING
               1,000,000 SHARES OF SERIES A CUMULATIVE PREFERRED STOCK

- -------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             / /
       CERTAIN SHARES*

               NOT APPLICABLE
- -------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               30% OF COMMON STOCK (SEE ITEMS 4 AND 5)

- -------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
               PN


                               Page 2 of 15 Pages

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the common stock, no par value (the "Common Stock"), of L.A. Gear, Inc., a California corporation (the "Company"), which is issuable upon conversion of the shares (the "Shares") of Series A Cumulative Convertible Preferred Stock, no par value (the "Series A Preferred Stock"), of the Company to be purchased by Trefoil Capital Investors, L.P., a Delaware limited partnership ("Trefoil"), pursuant to, and subject to the terms and conditions of, the Stock Purchase Agreement, dated as of May 27, 1991 (the "Stock Purchase Agreement"), between Trefoil and the Company. The Company's principal executive offices are located at 4221 Redwood Avenue, Los Angeles, California 90066.


ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c). This Statement is being filed by Trefoil. The general partner of Trefoil is Trefoil Investors, Inc., a Delaware corporation ("TII"). The principal executive offices of Trefoil and TII are located at 4444 Lakeside Drive, P.O. Box 7774, Burbank, California 91510-7774. Trefoil is an investment partnership organized to acquire businesses, including by investing in leveraged buyouts and restructurings, and to make strategic investments in debt or equity securities.

         The directors and executive officers of TII and their principal occupation or employment are as follows:


       Name                     Positions            Principal Occupation
       ----                     with TII                 or Employment
                                ---------                -------------

Roy E. Disney            Chairman of the Board   Vice Chairman of the Board of
                         of Directors            Directors of Walt Disney
                                                 Company (an international
                                                 company engaged in family
                                                 entertainment with its
                                                 principal executive offices
                                                 located at 500 South Buena
                                                 Vista Drive, Burbank,
                                                 California); Chairman of the
                                                 Board of Directors of Shamrock
                                                 Holdings, Inc. ("Shamrock") (a
                                                 holding company engaged
                                                 primarily in radio and
                                                 television broadcasting,
                                                 entertainment software
                                                 retailing, real estate


                               Page 3 of 15 Pages
                                                 development and the making of
                                                 investments, with its principal
                                                 executive offices located at
                                                 4444 Lakeside Drive, Burbank,
                                                 California 91510); Chairman of
                                                 the Board of Directors of
                                                 Shamrock Capital Advisors, Inc.
                                                 ("SCA") (a closely-held company
                                                 providing management and
                                                 consulting services principally
                                                 to Trefoil and businesses in
                                                 which Trefoil invests, with its
                                                 principal executive offices
                                                 located at 4444 Lakeside Drive,
                                                 Burbank, California 91510).

Patricia A. Disney       Vice-Chairman of the    Vice Chairman of the Board of
                         Board of Directors      Directors of Shamrock, TII and
                                                 SCA

Stanley P. Gold          President and           President and Managing Director
                         Managing Director       of TII and SCA; President and
                                                 Chief Executive Officer of
                                                 Shamrock

Robert G. Moskowitz      Managing Director       Managing Director of TII and
                                                 SCA; Executive Vice President
                                                 of Shamrock

R. Rudolph Reinfrank     Managing Director       Managing Director of TII and
                                                 SCA; Executive Vice President
                                                 of Shamrock

Mark S. Siegel           Managing Director       Managing Director of TII and
                                                 SCA; Executive Vice President
                                                 of Shamrock; Chairman of the
                                                 Board of Show Industries, Inc.
                                                 and Sound Warehouse, Inc.
                                                 (affiliates of Shamrock engaged
                                                 in entertainment software
                                                 retailing)


         The business address of all of the persons set forth above is 4444 Lakeside Drive, P. O. Box 7774, Burbank, California 91510.

(d)-(f) During the last five years, to the best knowledge of Trefoil, none of the persons named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the individuals named above is a United States citizen.


                               Page 4 of 15 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         By virtue of the Stock Purchase Agreement, Trefoil may be deemed to have acquired beneficial ownership of the shares of Common Stock into which the Shares are convertible (the "Conversion Shares") for purposes of Rule 13d-3(d) of the rules and regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act").

         The total amount of funds required by Trefoil to purchase the Shares pursuant to the Stock Purchase Agreement is $100 million. Trefoil expects to obtain the necessary funds from its working capital. Approximately $40 million of the necessary funds will be obtained under Trefoil's existing $180 million revolving credit facility established on December 27, 1989(the "Credit Facility") with the remaining $60 million obtained from capital contributions from Trefoil's partners. Borrowings under the Credit Facility bear interest, at the election of TII (in its capacity as general partner of Trefoil), at either
(i) the rate of interest at which Eurodollar deposits are offered to the agent for the Credit Facility (the "Agent") in an interbank Eurodollar market plus one-half percentage point or (ii) the Agent's prime rate as publicly announced from time to time. The Credit Facility is scheduled to terminate on December 31, 1994, subject to extension at the request of Trefoil for up to two additional one year terms.

         The obligation of the lenders under the Credit Facility (the "Lenders") to make revolving credit loans to Trefoil is conditioned on Trefoil having received equity contributions from its partners of not less than 150% of the amount to be loaned to Trefoil under the Credit Facility. Trefoil has agreed to indemnify the Lenders against certain claims and liabilities to which they may become subject in connection with, among other things, Trefoil's use of proceeds from loans under the Credit Facility (which would include the purchase of the Shares by Trefoil).

         The foregoing description of the Credit Facility is qualified in its entirety by reference to the full text of the Credit Agreement, dated as of December 27, 1989, as amended, providing for such Credit Facility, filed as
Exhibit 6 hereof and incorporated herein by reference.

         Pursuant to the Stock Purchase Agreement, the Company will pay directly, or promptly reimburse Trefoil and SCA (the investment manager for Trefoil and an affiliate of TII and Trefoil) for, all out-of-pocket expenses (including, but not limited to, fees and expenses of legal counsel, consultants and accountants) incurred by Trefoil or SCA in connection with the purchase of the Shares by Trefoil and the transactions contemplated by the Stock Purchase Agreement.


                               Page 5 of 15 Pages

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the purchase of the Shares by Trefoil is to acquire a significant equity interest in the Company. While the acquisition of the Shares is primarily for investment purposes, Trefoil and SCA expect to be actively involved in the management of the Company. See Item 6.

         Under the terms of the Certificate of Amendment of Restated Articles of Incorporation of the Company fixing the designation, relative rights, preferences and limitations of the Series A Preferred Stock (the "Certificate of Amendment"), holders of the Series A Preferred Stock are entitled to vote on all matters (other than the election of directors) submitted to a vote of holders of Common Stock, with holders of Series A Preferred Stock voting along with the outstanding shares of Common Stock as a single class, with each holder of shares of Series A Preferred Stock being entitled to cast the number of votes which could be cast by a holder of the shares of Common Stock into which such holder's shares of Series A Preferred Stock are convertible on the record date for such vote.

         Holders of Series A Preferred Stock also have the right, voting as a separate class, to vote on, among other things (A) the authorization or issuance of shares of any class or classes of the Company's capital stock ranking pari passu with or prior to the Series A Preferred Stock, (B) the issuance or authorization of additional shares of Series A Preferred Stock or (C) the amendment of any of the provisions of the Company's Restated Articles of Incorporation or the taking of any other corporate action which would alter or adversely affect in any way the powers, preferences or rights of the Series A Preferred Stock. So long as shares of Series A Preferred Stock having an aggregate stated value of at least $25 million are issued and outstanding (the "Stated Value Condition"), and so long as a majority of such outstanding shares of Series A Preferred Stock are owned, beneficially or of record, by Trefoil (collectively, the "Requisite Conditions"), the affirmative vote of the holders of the Shares, voting as a separate class, shall also be necessary to (A) authorize, approve or adopt any amendment of the Company's Restated Articles of Incorporation or Bylaws (with certain exceptions), (B) sell or otherwise dispose of a material portion of the assets, business or property of the Company, (C) permit the Company to engage in certain extraordinary corporate transactions, or
(D) approve an increase in the number of members constituting the Company's Board of Directors in excess of nine (except as otherwise required pursuant to the Certificate of Amendment).

         Pursuant to the Stock Purchase Agreement, the number of directors of the Company shall be increased from five to nine, effective no later than the Closing (as defined in the Stock Purchase Agreement). In order to effect such increase and thereby fulfill its obligations under the Stock Purchase Agreement, the Company must obtain shareholder approval of the By-law Amendment (as defined in the Stock Purchase Agreement). Under the terms of the Certificate of Amendment, if the Requisite Conditions are satisfied, the holders of shares of Series A Preferred Stock, voting separately as a single class, are entitled to elect three of the Company's nine directors (the "Series A Directors"). The Stock Purchase Agreement requires Trefoil to use its best efforts to cause not less than two of the Series A Directors to be either officers or directors of SCA (or any successor thereto controlled, directly or indirectly, by the officers or directors of


                               Page 6 of 15 Pages

SCA) or such other individuals as are mutually satisfactory to the Company and Trefoil. The holders of shares of Common Stock are entitled to elect the remaining directors; provided that, pursuant to the Stock Purchase Agreement, the ninth member of the Company's Board of Directors shall be an individual mutually satisfactory to the Company and Trefoil. If dividends on the Series A Preferred Stock are in arrears in an amount equal to three full quarterly dividends or if the Company fails to make any mandatory redemption of the Series A Preferred Stock within five business days of the date set for redemption, the holders of shares of Series A Preferred Stock are entitled to elect four additional directors to the Board of Directors of the Company; provided, however, that if the Stated Value Condition is not satisfied, the holders of shares of Series A Preferred Stock are entitled to elect only two additional directors to the Company's Board of Directors. In such event, the stated minimum and stated maximum of the authorized number of directors shall increase as provided in the By-law Amendment. In case any vacancy shall occur among the directors elected by the holders of shares of Series A Preferred Stock, such vacancy may be filled for the unexpired portion of the term, to the extent permitted by the California General Corporation Law, by the Company's Board of Directors, provided such Board action includes the vote of the remaining directors theretofore elected by the holders of Series A Preferred Stock or such directors' successors in office or, if the vacancy is not so filled within twenty days, by the holders of Series A Preferred Stock.

         So long as the Requisite Conditions are satisfied, the affirmative vote or consent of at least one Series A Director shall be necessary to approve the following actions by the Company and/or any of its subsidiaries: (i) any material change in the nature of its business; (ii) any material acquisition;
(iii) any mortgage or pledge of any assets or properties having a book value in excess of $3 million in the aggregate; (iv) with certain limited exceptions, the redemption or repurchase of shares of its capital stock; (v) any amendment of the Bank Credit Agreement (as defined in the Stock Purchase Agreement) pursuant to which the Company's existing credit facility is provided or any establishment of a replacement facility therefor providing for working capital borrowings and letters of credit; (vi) with certain limited exceptions, any incurrence of indebtedness for borrowed money in an aggregate principal amount exceeding $15 million; (vii) any assumption or guaranty of third party indebtedness in an aggregate principal amount at any one time outstanding in excess of $100,000;
(viii) with certain limited exceptions, any payment to or other transaction with any affiliate; (ix) with certain limited exceptions, the entry into, adoption, amendment or termination of (A) any employment contract, severance contract or consulting contract requiring payments in excess of $100,000 individually or (B) any bonus, profit-sharing, pension or other employee benefit or special compensation plans or programs; (xi) with certain limited exceptions, any issuance of any of its equity securities; (xii) with certain limited exceptions, any entry into, early termination of or material amendment to or modification of, any material contract or agreement, including, without limitation, any endorsement or sponsorship agreement providing for payments in excess of $100,000; and (xiii) the adoption and any material amendment or modification of its annual operating plan.

         Holders of Shares are entitled to receive cumulative cash dividends at an annual rate of 7.50% per annum (subject to adjustments and compounding in the event of certain defaults), payable quarterly in arrears. Each Share is convertible into 8.3752 shares of Common


                               Page 7 of 15 Pages

Stock (the "Conversion Ratio") at any time before redemption. The Conversion Ratio is subject to upward adjustment prior to the Closing (see Item 5) and is also subject to certain antidilution adjustments. The Certificate of Amendment requires the Company to redeem, at a price of $100 per Share plus accrued and unpaid dividends, 350,000 Shares on August 31, 1996 and 162,500 Shares on each August 31 thereafter until all of the Shares shall have been redeemed. Except under certain specified circumstances, the Company is not permitted to elect to redeem any Shares prior to the second anniversary of the date on which the Shares are first issued. Thereafter, under certain specified circumstances, the Company has the right to redeem Shares in integral multiples having an aggregate stated value of at least $15 million.

         The Stock Purchase Agreement provides that, until the earlier of (i) the date on which Trefoil no longer beneficially owns at least 10% of the then outstanding shares of Common Stock and (ii) the Special Event Date (as defined in the Stock Purchase Agreement), Trefoil will not, directly or indirectly, acquire shares of Common Stock that would increase the percentage of Common Stock (on a fully diluted basis) then owned by Trefoil to more than 40% of the outstanding Common Stock on a fully diluted basis, unless the acquisition taking Trefoil beyond the 40% level (x) is approved by the independent members of the Company's Board of Directors or (y) is effected pursuant to the exercise by Trefoil of its right of first refusal as set forth in the Shareholder Agreement, dated as of May 27, 1991 (the "Shareholder Agreement"), between Trefoil and Robert Y. Greenberg. During the period in which the foregoing standstill provision remains in effect, (i) neither Trefoil nor any of its affiliates shall join in a partnership, limited partnership, syndicate or other group with any other person (other than SCA or the general or limited partners of Trefoil) for the purpose of voting Common Stock or Series A Preferred Stock (voting together with the Common Stock as a single class) in opposition to the recommendation of the Company's Board of Directors, and (ii) Trefoil shall not sell shares of Common Stock (obtained by it either upon conversion of shares of Series A Preferred Stock or otherwise) (A) in block transactions in excess of 10% of the Common Stock on a fully diluted basis or (B) knowingly to any person who, after such sale, would beneficially own more than 10% of the then outstanding shares of Common Stock on a fully diluted basis, except in response to a tender, self-tender or exchange offer to acquire Common Stock.

         The Stock Purchase Agreement also provides that Trefoil will retain at least a majority of the outstanding shares of Series A Preferred Stock until the third anniversary of the Closing Date (as defined in the Stock Purchase Agreement). During such three year period, Trefoil is prohibited from selling Shares in block transactions of more than $25 million in aggregate stated value.

         If (i) the Company enters into a definitive agreement with respect to the merger of the Company with or into another corporation, (ii) the Current Market Price (as defined in the Certificate of Amendment) of the Common Stock for the twenty consecutive Trading Days (as defined in the Certificate of Amendment) immediately prior to the execution and delivery of such definitive agreement is at least 175% of the Conversion Price (as defined in the Certificate of Amendment), (iii) the per share consideration to be received by the holders of shares of Common Stock upon the consummation of such merger is equal to at least 175% of the Conversion Price, and (iv) the per share consideration to be received by holders of Series A Preferred Stock upon


                               Page 8 of 15 Pages
the consummation of such merger is not less than an amount equal to the product of (A) the per share consideration to be received by the holders of Common Stock upon the consummation of such merger and (B) the Conversion Ratio, the Stock Purchase Agreement provides that Trefoil will promptly deliver to the Company or its nominee, at the Company's request, an irrevocable proxy to vote all of its then outstanding Shares in favor of the merger.

         As a result of the contemplated purchase of the Shares by Trefoil, Trefoil may be deemed to beneficially own 8,375,200 shares of Common Stock (approximately 30% of the outstanding Common Stock on a fully diluted basis). Subject to the terms of the Stock Purchase Agreement and subject also to market and general economic conditions, the business affairs and financial condition of the Company, the availability of Common Stock at favorable prices, alternative investment opportunities available to Trefoil and other factors deemed relevant by it, Trefoil may acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise.

         In addition, pursuant to the Shareholder Agreement, Trefoil has a right of first refusal to purchase the 3,537,700 shares of Common Stock beneficially owned by Robert Y. Greenberg (the "Greenberg Shares"), Chairman of the Board and President of the Company, for a period of thirty-six months from the Closing Date; PROVIDED, HOWEVER, that such purchase right does not apply to the first 200,000 shares of Common Stock sold by Mr. Greenberg each year during the term of the Shareholder Agreement. Mr. Greenberg has also agreed that, prior to the Closing, he will not (i) sell or otherwise transfer, or enter into any voting agreement or arrangement with respect to, the Greenberg Shares, or (ii) initiate, solicit or encourage in any way any offer or proposal, or participate in any discussions or negotiations regarding, or furnish any information with respect to, any Alternative Transaction (as defined in the Stock Purchase Agreement), except as expressly permitted in the Shareholder Agreement.
Pursuant to the Shareholder Agreement, Mr. Greenberg has agreed to vote all of the Greenberg Shares (and any shares of Common Stock acquired by Mr. Greenberg after the date of the Shareholder Agreement) in favor of the Articles Amendment (as defined in the Stock Purchase Agreement), the issuance of Shares pursuant to the Stock Purchase Agreement and the By-law Amendment.

         While Trefoil does not have any present plans to sell any of the Shares or Conversion Shares, subject to the provisions of the Stock Purchase Agreement prohibiting or limiting such sales as discussed above, Trefoil could determine, based upon market and general economic conditions, the business affairs and financial condition of the Company, the market price of the Common Stock and other factors deemed relevant by it, to sell some or all of the Shares, the Conversion Shares or any other shares of Common Stock acquired by Trefoil after the Closing Date (such shares of Common Stock together with the Conversion Shares are collectively referred to herein as the "Registrable Securities"). Pursuant to the Registration Rights Agreement, dated as of May 27, 1991 (the "Registration Rights Agreement"), between Trefoil and the Company, Trefoil has the right (i) on three occasions to require the Company to effect a registration of its Registrable Securities and (ii) to require the Company to include its Registrable Securities in any registration by the Company of the Company's securities under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.


                               Page 9 of 15 Pages

         The foregoing descriptions of the Stock Purchase Agreement, Certificate of Amendment, Shareholder Agreement, and Registration Rights Agreement are qualified in their entirety by reference to the full text thereof, filed as Exhibits 1, 2, 3 and 4, respectively, hereof and incorporated herein by reference.

         The response set forth below in Item 6 is incorporated herein by reference in its entirety.

         Subject to the foregoing and to the responses to Items 5 and 6, Trefoil has no plans or proposals which relate to or would result in any such transaction, event or action as is enumerated in paragraphs (a) through (j) of
Item 4 to the form of Schedule 13D promulgated under the Exchange Act.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) For purposes of Rule 13d-3 promulgated under the Exchange Act, by virtue of the Stock Purchase Agreement, Trefoil may be deemed to be the owner of 8,375,200 shares of Common Stock, constituting approximately 30% of the issued
and outstanding shares of Common Stock on a fully diluted basis.   For purposes
of Rule 13d promulgated under the Exchange Act, TII may be deemed to be the beneficial owner of such shares of Common Stock by virtue of its being the general partner of Trefoil.

              Pursuant to the Certificate of Amendment, the Initial Conversion Price (as defined in the Certificate of Amendment) is $11.94 and is subject to downward adjustment prior to the Closing if the Current Market Price for the Common Stock is less than $10.85 (i) for the ten consecutive Trading Days following the date of the public release of the Company's earnings for its fiscal quarter ending May 31, 1991 or (ii) for the five consecutive Trading Days following the date on which the Company first mails the Proxy Material (as defined in the Stock Purchase Agreement). If the Conversion Price is reduced, the Conversion Ratio would be thereby increased, which would result in more shares of Common Stock being issuable upon conversion of the Shares.

         (b) The Stock Purchase Agreement grants Trefoil the right to acquire the Shares, subject to the terms and conditions set forth therein. See Item 6 below. Until such time as Trefoil acquires the Shares, the Shares shall remain unissued by the Company.

         (c) Except as described, neither Trefoil nor TII nor, to the best knowledge of Trefoil, any of the executive officers or directors of TII, has effected any transaction in the Shares or in shares of Common Stock during the sixty days preceding the date of this Statement.

         (d)  See response to Item 5(b) above.

         (e)  Not applicable.


                               Page 10 of 15 Pages

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.


         The responses set forth above in the last paragraph of Item 3 and in
Item 4 are incorporated herein by reference in their entirety.


         The Stock Purchase Agreement provides for the acquisition of the Shares by Trefoil from the Company in exchange for $100 million. The Closing is scheduled to occur on the third business day following the satisfaction or waiver of all of the conditions to the parties' respective obligations under the Stock Purchase Agreement, but in no event later than October 31, 1991 (the "Automatic Termination Date").

         The Company has covenanted in the Stock Purchase Agreement, among other things, (i) to cause the Company and its subsidiaries to conduct their respective businesses in the ordinary course, (ii) to reserve, and to file an application to list on the New York Stock Exchange, the Conversion Shares, and
(iii) to use its best efforts to cause Shareholder Approval (as defined in the Stock Purchase Agreement) to be obtained at the Shareholder Meeting (as defined in the Stock Purchase Agreement) to be held on or before October 15, 1991. The Stock Purchase Agreement also provides that the Company will not, and will cause each of its officers, directors, employees, agents, legal and financial advisors, and affiliates not to, initiate, solicit or encourage in any way any offer or proposal, or participate in any discussions or negotiations regarding, or furnish any information with respect to, any Alternative Transaction, except as expressly permitted in the Stock Purchase Agreement. The Company has agreed to promptly communicate to Trefoil the terms of any proposal received by the Company pertaining to any Alternative Transaction. The Stock Purchase Agreement further provides that, for a period of three years from the Closing Date, with certain limited exceptions, neither Trefoil nor any of its affiliates shall engage, directly or indirectly, in the Athletic Footwear Business (as defined in the Stock Purchase Agreement) or in any Competitive Business (as defined in the Stock Purchase Agreement).

         The respective obligations of the Company and Trefoil to consummate the transactions contemplated by the Stock Purchase Agreement are conditioned upon, among other things, (i) the absence of any legal action that would make the transactions contemplated by the Stock Purchase Agreement illegal, (ii) the expiration or early termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) Shareholder Approval having been duly and validly obtained, and (iv) the Renegotiated Credit Agreement being in full force and effect on the Closing Date. For purposes of the Stock Purchase Agreement, the term "Renegotiated Credit Agreement" means the amendment of the Bank Credit Agreement to reflect, or a replacement facility for the Bank Credit Agreement which reflects, the terms set forth on Schedule 7.15 to the Stock Purchase Agreement (a copy of which is filed as part of Exhibit 1 hereof and is incorporated herein by reference). The obligations of Trefoil under the Stock Purchase Agreement are further conditioned upon, among other things, (i) Mr. Greenberg having performed or complied in all material respects with all obligations,


                               Page 11 of 15 Pages
agreements and covenants in the Shareholder Agreement to be performed or complied with by him on or before the Closing Date, (ii) no Material Event (as defined in the Stock Purchase Agreement) having occurred, (iii) the Company's Restated Articles of Incorporation having been amended and supplemented by the Certificate of Amendment, (iv) the Company having obtained all consents necessary for the issuance of the Shares, (v) the Conversion Shares having been duly approved for listing on the New York Stock Exchange (subject to notice of issuance), (vi) the Registration Rights Agreement and the Services Agreement, dated as of May 27, 1991 (the "Services Agreement"), between the Company and SCA being in full force and effect, (vii) the Company's Board of Directors not having withdrawn its approval of the transactions contemplated by the Stock Purchase Agreement, and (viii) the three designees of Trefoil having been appointed to the Company's Board of Directors. For purposes of the Stock Purchase Agreement, the term "Material Event" means (i) the death of Robert Y. Greenberg or Mr. Greenberg otherwise having become physically or mentally unable to perform his duties as President of the Company or (ii) the incurrence by the Company for its fiscal quarter ending on May 31, 1991 of a loss before income taxes in excess of $15 million (as reported in the financial statements included in the Company's Form 10-Q for the fiscal quarter ended May 31, 1991) or
(iii) the Backlog Margin (as defined in the Stock Purchase Agreement) being less than 37% on June 30, 1991, 36% on July 31, 1991, 36% on August 31, 1991 or 36%
on September 30, 1991 or (iv) Incoming Orders (as defined in the Stock Purchase Agreement) for any of June, July, August and September 1991 being less than $35,800,000, $24,700,000, $46,200,000, and $40,800,000, respectively.

         The Stock Purchase Agreement may be terminated at any time prior to Closing (i) by mutual written consent of the parties thereto, (ii) by either Trefoil or the Company, if the Closing shall not have occurred on or before the Automatic Termination Date, (iii) by either Trefoil or the Company, if the other party shall breach any of its representations, warranties, covenants or agreements contained therein (and, in the case of any covenant or agreement, such breach is not cured within fifteen days after such breaching party has been notified of the other party's intent to terminate the Stock Purchase Agreement),
(iv) by the Company if its Board of Directors, in accordance with the express provisions of the Stock Purchase Agreement, determines to provide information to, or undertake discussions or negotiations with, any person submitting an unsolicited written offer relating to an Alternative Transaction, (v) by Trefoil if the Company breaches any of the non-solicitation provisions of the Stock Purchase Agreement described above, (vi) by Trefoil if Mr. Greenberg breaches any of his representations, warranties, covenants or agreements contained in the Shareholder Agreement, (vii) by either Trefoil or the Company, if Shareholder Approval is not obtained at the Shareholder Meeting, (viii) by Trefoil if the Company's Board of Directors modifies, amends or withdraws any of its approvals or recommendations with respect to the transactions contemplated by the Stock Purchase Agreement, (ix) by the Company, at any time after July 26, 1991 and prior to July 31, 1991, if the Company has not entered into the Bank Commitment (as defined in the Stock Purchase Agreement) or the Renegotiated Credit Agreement; provided that the Company (a) is not otherwise in breach of the Stock Purchase Agreement and (b) has paid the Bank Fee (as defined in the Stock Purchase Agreement) to Trefoil (see discussion below), and (x) by Trefoil if a Material Event shall have occurred. Under certain specified circumstances, the Company shall

                               Page 12 of 15 Pages
pay a Termination Fee (as defined in the Stock Purchase Agreement) ranging from $500,000 to $6 million to Trefoil upon termination of the Stock Purchase Agreement.

         If the Company has not entered into the Renegotiated Credit Agreement prior to July 26, 1991, the Company shall pay to Trefoil a Bank Fee in the amount of $500,000. Concurrently with the Closing, the Company shall pay to SCA a Completion Fee in the amount of $3.75 million, less the Bank Fee, if any, paid by the Company to Trefoil. If the Stock Purchase Agreement is terminated for the reasons set forth in clause (ix) of the preceding paragraph and the Company enters into a definitive agreement prior to the Automatic Termination Date to effect an Alternative Transaction, and such Alternative Transaction is thereafter consummated, the Company shall pay to Trefoil a supplemental fee in the amount of $5 million concurrently with the consummation of such Alternative Transaction.

         Concurrently with the execution of the Stock Purchase Agreement, the Company entered into a three year management and consulting agreement with SCA. Pursuant to the Services Agreement, commencing on the Closing Date, SCA will consult with, and provide advice to, the officers and employees of the Company concerning matters (i) relating to the Company's financial policies and the development and implementation of the Company's business plans and
(ii) generally arising out of the business affairs of the Company. SCA will render such services to the Company on a non-exclusive basis. SCA's compensation for such management and consulting services will be $500,000 in the first year of SCA's engagement to provide services under the Services Agreement (a "Service Year"), $600,000 in the second Service Year, and $700,000 in the third Service Year. The Company will also (i) reimburse SCA for all of its reasonable out-of-pocket costs and expenses (including, without limitation, the fees and disbursements of its counsel) incurred in connection with the performance of its services under the Services Agreement and (ii) pay customary directors fees to the officers and directors of SCA serving as directors of the Company.

         The Services Agreement may be terminated at any time, with or without cause, by SCA or the Company. Except in the circumstances described below, any such termination of the Services Agreement by the Company shall not relieve the Company from its obligations to pay to SCA any unpaid portion of the total amount of fees due to SCA thereunder and to reimburse SCA for any and all expenses incurred by SCA in connection with the performance of its services thereunder. If (i) Trefoil's investment in the Company, at any time during the term of the Services Agreement, is less than $25 million, or (ii) during the three years following the Closing Date, SCA provides services to an entity (other than the Company of any of its subsidiaries or affiliates) (A) engaged in the Athletic Footwear Business or a Competitive Business and (B) in which Trefoil is prohibited from investing in or acquiring pursuant to the specific relevant provisions of the Stock Purchase Agreement, then the independent directors of the Company may elect to terminate the Services Agreement without cause and, upon such termination, the Company shall be obligated to pay to SCA all amounts due thereunder, other than compensation not yet due and payable to SCA thereunder for any remaining Service Year. The Company has also agreed to indemnify SCA against all claims, liabilities, expenses, losses or damages (including, without limitation, the fees and disbursements of its counsel) related to our arising out of actions taken by SCA pursuant to the terms of the Services Agreement;


                               Page 13 of 15 Pages
provided that such liabilities do not result primarily from actions taken or omitted to be taken by SCA in bad faith or due to SCA's gross negligence or willful misconduct. The Company's obligations to indemnify SCA survives termination of the Services Agreement.

         The foregoing descriptions of the Stock Purchase Agreement and the Services Agreement are qualified in their entirety by reference to the full text thereof, filed as Exhibits 1 and 5, respectively, hereof and incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 --  Stock Purchase Agreement, dated as of May 27, 1991, between Trefoil Capital Investors, L.P. and
                             L.A. Gear Inc.

         Exhibit 2 --  Certificate of Amendment of Restated Articles of
                             Incorporation of L.A. Gear, Inc.

         Exhibit 3 --  Registration Rights Agreement, dated as of May 27, 1991, between Trefoil Capital Investors, L.P. and
                             L.A. Gear, Inc.

         Exhibit 4 --  Shareholder Agreement, dated as of May 27, 1991, between
                             Robert Greenberg and Trefoil Capital Investors,
                             L.P.

         Exhibit 5 --  Services Agreement, dated as of May 27, 1991, between
                             Shamrock Capital Advisors, Inc. and L.A. Gear, Inc.

         Exhibit 6 --  Credit Agreement, dated as of December 27, 1989, by and among Trefoil Capital Investors, L.P., the Banks which are parties thereto, and the Agent, as amended.


                               Page 14 of 15 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated:  June 6, 1991


                               TREFOIL CAPITAL INVESTORS, L.P.

                               By:  TREFOIL INVESTORS, INC.
                                    its general partner



                               By: /s/ Robert Moskowitz
                                   --------------------------------
                                   Name:  Robert G. Moskowitz
                                   Title: Managing Director


                               Page 15 of 15 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                 L.A. GEAR, INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
      (Upon Conversion of Series A Cumulative Convertible Preferred Stock)
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   501708-10-1
- -------------------------------------------------------------------------------
                                 (CUSIP Number)

                             DAVID K. ROBBINS, ESQ.
                    Fried, Frank, Harris, Shriver & Jacobson
    725 S. Figueroa Street, Suite 3890, Los Angeles, CA  90017 (213) 689-5800
- -------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 25, 1991
- -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 501708-10-1                                    Page  2   of  10  Pages
          -----------                                         ---     ----

- -------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TREFOIL CAPITAL INVESTORS, L.P.
- -------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                 (b) / /
          NOT APPLICABLE
- -------------------------------------------------------------------------------

3    SEC USE ONLY
- -------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

          BK, WC
- -------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  / /

          NOT APPLICABLE
- -------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
- -------------------------------------------------------------------------------

                    7    SOLE VOTING POWER

NUMBER OF                     1,000,000 SHARES OF SERIES A CUMULATIVE
                                   CONVERTIBLE PREFERRED STOCK (SEE ITEM 6)
SHARES              -----------------------------------------------------------


BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY                           -0-
                    -----------------------------------------------------------
EACH
                    9    SOLE DISPOSITIVE POWER
REPORTING
                              1,000,000 SHARES OF SERIES A CUMULATIVE
PERSON                             CONVERTIBLE PREFERRED STOCK (SEE ITEM 6)
                    -----------------------------------------------------------
WITH
                    10   SHARES DISPOSITIVE POWER

                              -0-
- -------------------------------------------------------------------------------

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,000,000 SHARES OF SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK
- -------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                        / /

     NOT APPLICABLE
- -------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34% OF COMMON STOCK.  (SEE ITEMS 4 AND 5)
- -------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

     PN
- -------------------------------------------------------------------------------

          This Statement relates to the Schedule 13D filed on June 6, 1991 (the "Schedule 13D") by Trefoil Capital Investors, L.P., a Delaware limited partnership ("Trefoil") with regard to beneficial ownership of the common stock, no par value (the "Common Stock"), of L.A. Gear, Inc., a California corporation (the "Company"), which is issuable upon conversion of the shares (the "Shares") of Series A Cumulative Convertible Preferred Stock, no par value (the "Series A Preferred Stock"), of the Company to be purchased by Trefoil pursuant to, and subject to the terms and conditions of, the Stock Purchase Agreement, dated as of May 27, 1991 (the "Stock Purchase Agreement"), between Trefoil and the Company,, as amended by the Amendment to Stock Purchase Agreement, dated as of July 25, 1991 (the "Amendment"), between Trefoil and the Company, and constitutes Amendment No. 1 to the Schedule 13D. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the
Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

          On July 25, 1991, Trefoil and the Company entered into the Amendment, thereby amending and supplementing the terms and provisions of the Stock Purchase Agreement and certain terms of the Series A Preferred Stock set forth in the Certificate of Amendment.

          Pursuant to the Amendment, the holders of outstanding shares of Series A Preferred Stock are entitled, in addition to the voting rights otherwise set forth in the Stock Purchase Agreement, to certain class voting rights with respect to (i) certain reorganizations, recapitalizations and mergers, (ii) any material change in the nature of the Company's business, and (iii) certain material corporate transactions. The Amendment further provides that in the event of certain dividend or redemption defaults by the Company, the number of directors of the Company will be increased to 13 and the holders of Series A Preferred Stock, voting separately as a series, will have the exclusive right to elect 7 of the 13 directors (the three Series A Directors plus four additional directors). Accordingly, the third, fourth and fifth paragraphs of Item 4 of the Schedule 13D are hereby deleted in their entireties and replaced by the following:

               Holders of Series A Preferred Stock also have the right, voting as a separate class, to vote on, among other things (A) the authorization or issuance of shares of any class or classes of the Company's capital stock ranking pari passu with or prior to the Series A Preferred Stock, (B) the issuance or authorization of additional shares of Series A Preferred Stock or (C) the amendment of any of the provisions of the Company's Restated Articles of Incorporation or the taking of any other corporate action which would alter or adversely affect in any way the powers, preferences or rights of the Series A Preferred Stock. So long as shares of Series A Preferred Stock having an aggregate stated value of at least $25 million are issued and outstanding (the "Stated Value Condition"), and so long as a majority of such outstanding shares of Series A Preferred Stock are owned, beneficially or of record, by Trefoil (collectively, the "Requisite Conditions"), the affirmative vote of the holders of the Shares, voting as a separate class, shall also be necessary to (A) authorize, approve or adopt any amendment of the Company's Restated Articles of Incorporation or Bylaws (with certain exceptions), (B) sell or otherwise dispose of


                               Page 3 of 10 Pages
          a material portion of the assets, business or property of the Company, or (C) permit the Company to engage in certain extraordinary corporate transactions (except, with respect to (C), in the case of a reorganization, recapitalization or merger where (i) the resulting or surviving corporation will have after such reorganization, recapitalization or merger no stock either authorized or outstanding ranking prior to, or on a parity with, the Series A Preferred Stock or the stock of the resulting or surviving corporation issued in exchange therefor, (ii) the terms of such reorganization, recapitalization or merger do not alter, change or otherwise adversely affect in any way the powers, preferences or rights of the Series A Preferred Stock, and
          (iii) the resulting or surviving corporation will have immediately after such reorganization, recapitalization or merger (x) a Consolidated Tangible Net Worth (as defined in the Certificate of Amendment) not less than the greater of the Consolidated Tangible Net Worth of the Company immediately prior to such reorganization, recapitalization or merger and $240 million and (y) a Leverage Ratio (as defined in the Certificate of Amendment) not exceeding the lesser of the Leverage Ratio of the Company immediately prior to the consummation of such reorganization, recapitalization or merger and 1:1).

               Pursuant to the Stock Purchase Agreement, the number of directors of the Company shall be increased from five to nine, effective no later than the Closing (as defined in the Stock Purchase Agreement). In order to effect such increase and thereby fulfill its obligations under the Stock Purchase Agreement, the Company must obtain shareholder approval of the By-law Amendment (as defined in the Stock Purchase Agreement). Under the terms of the Certificate of Amendment, if the Requisite Conditions are satisfied, the holders of shares of Series A Preferred Stock, voting separately as a single class, are entitled to elect three of the Company's nine directors (the "Series A Directors"). The Stock Purchase Agreement requires Trefoil to use its best efforts to cause not less than two of the Series A Directors to be either officers or directors of SCA (or any successor thereto controlled, directly or indirectly, by the officers or directors of
          SCA) or such other individuals as are mutually satisfactory to the Company and Trefoil. The holders of shares of Common Stock are entitled to elect the remaining directors; provided that, pursuant to the Stock Purchase Agreement, the ninth member of the Company's Board of Directors shall be an individual mutually satisfactory to the Company and Trefoil. So long as the Stated Value Condition is satisfied, if dividends on the Series A Preferred Stock are in arrears in an amount equal to three full quarterly dividends or if the Company fails to make any mandatory redemption of the Series A Preferred Stock within five business days of the date set for redemption, the number of directors of the Company will be increased to thirteen and the holders of shares of Series A Preferred Stock will have the exclusive right to elect four directors of the Company, in addition to the three Series A Directors. If the Stated Value Condition is not satisfied at any time at which either three full quarterly dividends are in arrears or the Company fails to fulfill its mandatory redemption obligations, then the holders of shares of Series A Preferred Stock will have the exclusive right to elect two of the then current number


                               Page 4 of 10 Pages
          of directors of the Company. In case any vacancy shall occur among the directors elected by the holders of shares of Series A Preferred Stock, such vacancy may be filled for the unexpired portion of the term, to the extent permitted by the California General Corporation Law, by the Company's Board of Directors, provided such Board action includes the vote of the remaining directors theretofore elected by the holders of Series A Preferred Stock or such directors' successors in office or, if the vacancy is not so filled within twenty days, by the holders of Series A Preferred Stock.

               So long as the Requisite Conditions are satisfied, the affirmative vote or written consent of the holders of at least a majority of the outstanding shares of Series A Preferred Stock shall be necessary to approve the following actions by the Company and/or any of its subsidiaries: (i) any material change in the nature of its business; (ii) any material acquisition; (iii) any mortgage or pledge of any assets or properties having a book value in excess of $3 million in the aggregate; (iv) with certain limited exceptions, the redemption or repurchase of shares of its capital stock; (v) any amendment of the Bank Credit Agreement (as defined in the Stock Purchase Agreement) pursuant to which the Company's existing credit facility is provided or any establishment of a replacement facility therefor providing for working capital borrowings and letters of credit; (vi) with certain limited exceptions, any incurrence of indebtedness for borrowed money in an aggregate principal amount exceeding $15 million; (vii) any assumption or guaranty of third party indebtedness in an aggregate principal amount at any one time outstanding in excess of $100,000; (viii) with certain limited exceptions, any payment to or other transaction with any affiliate;
          (ix) any declaration of or payment of any dividend or other distribution with respect to the Common Stock; (x) with certain limited exceptions, the entry into, adoption, amendment or termination of (A) any employment contract, severance contract or consulting contract requiring payments in excess of $100,000 individually or (B) any bonus, profit-sharing, pension or other employee benefit or special compensation plans or programs; (xi) with certain limited exceptions, any issuance of any of its equity securities; (xii) with certain limited exceptions, any entry into, early termination of or material amendment to or modification of, any material contract or agreement, including, without limitation, any endorsement or sponsorship agreement providing for payments in excess of $100,000; and (xiii) the adoption and any material amendment or modification of its annual operating plan.

          Pursuant to the Amendment, the Conversion Ratio is fixed at 10 and is not subject to adjustment prior to the Closing. Thus, upon consummation of the contemplated purchase of the Shares by Trefoil, Trefoil may be deemed to beneficially own 10,000,000 shares of Common Stock (approximately 34% of the outstanding Common Stock on a fully diluted basis). Accordingly, the sixth paragraph of Item 4 of the Schedule 13D is hereby deleted in its entirety and replaced with the following and the first sentence of the tenth paragraph of
Item 4 of the Schedule 13D is hereby deleted:


                               Page 5 of 10 Pages

               Holders of Shares are entitled to receive cumulative cash dividends at an annual rate of 7.50% per annum (subject to adjustments and compounding in the event of certain defaults), payable quarterly in arrears. Each Share is convertible into 10 shares of Common Stock (the "Conversion Ratio") at any time before redemption. The Conversion Ratio is subject to certain antidilution adjustments. The Certificate of Amendment requires the Company to redeem, at a price of $100 per Share plus accrued and unpaid dividends, 350,000 Shares on August 31, 1996 and 162,500 Shares on each August 31 thereafter until all of the Shares shall have been redeemed. Except under certain specified circumstances, the Company is not permitted to elect to redeem any Shares prior to the second anniversary of the date on which the Shares are first issued. Thereafter, under certain specified circumstances, the Company has the right to redeem Shares in integral multiples having an aggregate stated value of at least $15 million.

          The foregoing descriptions of provisions of the Stock Purchase Agreement and Certificate of Amendment, as amended, are qualified in their entirety by reference to the full text thereof, filed as Exhibits 1 and 7 (Amendment to Stock Purchase Agreement) hereof and incorporated herein by reference.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5(a) of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

               (a) For purposes of Rule 13d-3 promulgated under the Exchange Act, by virtue of the Stock Purchase Agreement, Trefoil may be deemed to be the owner of 10,000,000 shares of Common Stock, constituting approximately 34% of the issued and outstanding shares of Common Stock on a fully diluted basis. For purposes of Rule 13d promulgated under the Exchange Act, TII may be deemed to be the beneficial owner of such shares of Common Stock by virtue of its being the general partner of Trefoil.

               Pursuant to the Certificate of Amendment, the initial Conversion Price (as defined in the Certificate of Amendment) is $10.00.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The responses set forth above in Item 4 are incorporated herein by reference in their entirety.

          The Amendment provides for (i) certain additional conditions to the performance of Trefoil's obligations under the Stock Purchase Agreement, (ii) a modification of the Incoming Orders test, and (iii) an extension of the Credit Deadline from July 26, 1991 to August 15, 1991.


                               Page 6 of 10 Pages

Accordingly, the fourth and fifth paragraphs of Item 6 of the Schedule 13D are hereby deleted in their entireties and replaced by the following:

               The respective obligations of the Company and Trefoil to consummate the transactions contemplated by the Stock Purchase Agreement are conditioned upon, among other things, (i) the absence of any legal action that would make the transactions contemplated by the Stock Purchase Agreement illegal, (ii) the expiration or early termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) Shareholder Approval having been duly and validly obtained, and (iv) the Renegotiated Credit Agreement being in full force and effect on the Closing Date. For purposes of the Stock Purchase Agreement, the term "Renegotiated Credit Agreement" means the amendment of the Bank Credit Agreement to reflect, or a replacement facility for the Bank Credit Agreement which reflects, the terms set forth on Schedule 7.15 to the Stock Purchase Agreement (a copy of which is filed as part of Exhibit 1 hereof and is incorporated herein by reference). Pursuant to the Amendment, Trefoil agrees and acknowledges that the draft form of amendment of the Bank Credit Agreement, in form and substance as circulated on July 18, 1991 by the Agent under the Bank Credit Agreement to the Banks listed therein, adequately reflects the terms set forth on Schedule 7.15 to the Bank Credit Agreement. The obligations of Trefoil under the Stock Purchase Agreement are further conditioned upon, among other things, (i) Mr. Greenberg having performed or complied in all material respects with all obligations, agreements and covenants in the Shareholder Agreement to be performed or complied with by him on or before the Closing Date, (ii) no Material Event (as defined in the Stock Purchase Agreement) having occurred, (iii) the Company's Restated Articles of Incorporation having been amended and supplemented by the Certificate of Amendment,
          (iv) the Company having obtained all consents necessary for the issuance of the Shares, (v) the Conversion Shares having been duly approved for listing on the New York Stock Exchange (subject to notice of issuance), (vi) the Registration Rights Agreement and the Services Agreement, dated as of May 27, 1991 (the "Services Agreement"), between the Company and SCA being in full force and effect, (vii) the Company's Board of Directors not having withdrawn its approval of the transactions contemplated by the Stock Purchase Agreement, (viii) the three designees of Trefoil having been appointed to the Company's Board of Directors, (ix) the entrance by the Company and its Subsidiary, L.A. Gear California, Inc., into the Forbearance Agreement (as defined in the Amendment) on or prior to August 2, 1991 and such Forbearance Agreement being in full force and effect on the Closing Date, (x) funding being available to the Company and certain of its Subsidiaries pursuant to the existing Bank Credit Agreement at all times prior to the Closing Date, (xi) the receipt by Trefoil, on or prior to August 2, 1991, of a Statement on Auditing Standards No. 36 Accountant's Review Report from the Company's independent accountants, KPMG Peat Marwick, with respect to the Company's interim unaudited consolidated financial statements for the fiscal quarter ended May 31, 1991, in form and substance as set forth on Schedule 7.17 to the Stock Purchase


                               Page 7 of 10 Pages

          Agreement (a copy of which is filed as Exhibit A to the Amendment (which is filed as Exhibit 7 hereof) and is incorporated herein by reference), except as it relates to modifications thereof concerning the Company's liquidity caused by the Company's default under the Bank Credit Agreement arising from its incurrence of a net loss for the fiscal quarter ended May 31, 1991, and (xii) the Advance Notice By-Law (as defined in the Amendment, and a copy of which is filed as Exhibit B to the Amendment (which is filed as Exhibit 7 hereof) and is incorporated herein by reference). For purposes of the Stock Purchase Agreement, the term "Material Event" means (i) the death of Robert Y. Greenberg or Mr. Greenberg otherwise having become physically or mentally unable to perform his duties as President of the Company or
          (ii) the incurrence by the Company for its fiscal quarter ending on May 31, 1991 of a loss before income taxes in excess of $15 million (as reported in the financial statements included in the Company's Form 10-Q for the fiscal quarter ended May 31, 1991) or (iii) the Backlog Margin (as defined in the Stock Purchase Agreement) being less than 37% on June 30, 1991, 36% on July 31, 1991, 36% on August 31,
          1991 or 36% on September 30, 1991 or (iv) Incoming Orders (as defined in the Stock Purchase Agreement) for any of June, July, July and August on a combined basis, and September 1991 being less than $35,800,000, $24,700,000, $70,900,000, and $40,800,000, respectively.

               The Stock Purchase Agreement may be terminated at any time prior to Closing (i) by mutual written consent of the parties thereto,
          (ii) by either Trefoil or the Company, if the Closing shall not have occurred on or before the Automatic Termination Date, (iii) by either Trefoil or the Company, if the other party shall breach any of its representations, warranties, covenants or agreements contained therein (and, in the case of any covenant or agreement, such breach is not cured within fifteen days after such breaching party has been notified of the other party's intent to terminate the Stock Purchase Agreement), (iv) by the Company if its Board of Directors, in accordance with the express provisions of the Stock Purchase Agreement, determines to provide information to, or undertake discussions or negotiations with, any person submitting an unsolicited written offer relating to an Alternative Transaction, (v) by Trefoil if the Company breaches any of the non-solicitation provisions of the Stock Purchase Agreement described above, (vi) by Trefoil if
          Mr. Greenberg breaches any of his representations, warranties, covenants or agreements contained in the Shareholder Agreement,
          (vii) by either Trefoil or the Company, if Shareholder Approval is not obtained at the Shareholder Meeting, (viii) by Trefoil if the Company's Board of Directors modifies, amends or withdraws any of its approvals or recommendations with respect to the transactions contemplated by the Stock Purchase Agreement, (ix) by the Company, at any time after August 15, 1991 and prior to August 20, 1991, if the Company has not entered into the Bank Commitment (as defined in the Stock Purchase Agreement) or the Renegotiated Credit Agreement; provided that the Company (a) is not otherwise in breach of the Stock Purchase Agreement and (b) has paid the Bank Fee (as defined in the Stock Purchase Agreement) to Trefoil (see discussion below), and
          (x) by Trefoil if a Material Event shall have occurred. Under certain specified


                               Page 8 of 10 Pages
          circumstances, the Company shall pay a Termination Fee (as defined in the Stock Purchase Agreement) ranging from $500,000 to $6 million to Trefoil upon termination of the Stock Purchase Agreement.


          The foregoing descriptions of provisions of the Stock Purchase Agreement, as amended, are qualified in their entireties by reference to the full text thereof, filed as Exhibit 1 and 7 (Amendment to Stock Purchase Agreement) hereof and incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 is hereby amended and supplemented as follows:

          Exhibit 7 --   Amendment to Stock Purchase Agreement, dated as of July
                    25, 1991, between Trefoil Capital Investors, L.P. and L.A. Gear, Inc.


                               Page 9 of 10 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 26, 1991


                              TREFOIL CAPITAL INVESTORS, L.P.

                              By:  TREFOIL INVESTORS, INC.
                                   its general partner



                              By:  /s/ Robert G. Moskowitz
                                   -----------------------------
                                   Name:  Robert G. Moskowitz
                                   Title:  Managing Director


                               Page 10 of 10 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2*)

                                 L.A. GEAR, INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
      (Upon Conversion of Series A Cumulative Convertible Preferred Stock)
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   501708-10-1
- -------------------------------------------------------------------------------
                                 (CUSIP Number)

                             DAVID K. ROBBINS, ESQ.
                    Fried, Frank, Harris, Shriver & Jacobson
    725 S. Figueroa Street, Suite 3890, Los Angeles, CA  90017 (213) 689-5800
- -------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 29, 1991
- -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          This Statement relates to the Schedule 13D filed on June 6, 1991 (the "Schedule 13D") by Trefoil Capital Investors, L.P., a Delaware limited partnership ("Trefoil") with regard to beneficial ownership of the common stock, no par value (the "Common Stock"), of L.A. Gear, Inc., a California corporation (the "Company"), which is issuable upon conversion of the shares (the "Shares") of Series A Cumulative Convertible Preferred Stock, no par value (the "Series A Preferred Stock"), of the Company to be purchased by Trefoil pursuant to, and subject to the terms and conditions of, the Stock Purchase Agreement, dated as of May 27, 1991 (the "Stock Purchase Agreement"), between Trefoil and the Company, as amended by the Amendment to Stock Purchase Agreement, dated as of July 25, 1991 (the "Amendment"), between Trefoil and the Company, and constitutes Amendment No. 2 to the Schedule 13D. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the
Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

          Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

          After consultation with senior management of the Company and based on a review of the Company's operations, Trefoil believes that it is in the best interest of the Company that certain additions to, and changes in, the Company's management be implemented as soon as practicable subsequent to the Closing Date. Trefoil has proposed to the Company that the Company's management could be enhanced by supplementing its personnel in various areas including, but not limited to, appointing a chief operating officer, establishing strategic planning and marketing departments and strengthening the Company's finance and accounting department. Trefoil also believes that it would be in the best interest of the Company to increase the proportion of non-employee members on the Company's Board.



                                  Page 2 of 3 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 31, 1991


                                        TREFOIL CAPITAL INVESTORS, L.P.

                                        By:  TREFOIL INVESTORS, INC.
                                             its general partner



                                        By:  s/ Robert G. Moskowitz
                                             ----------------------
                                        Name:   Robert G. Moskowitz
                                        Title:  Managing Director



                               Page 3 of 3 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                                 L.A. GEAR, INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
      (Upon Conversion of Series A Cumulative Convertible Preferred Stock)
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   501708-10-1
- -------------------------------------------------------------------------------
                                 (CUSIP Number)

                             DAVID K. ROBBINS, ESQ.
                    Fried, Frank, Harris, Shriver & Jacobson
    725 S. Figueroa Street, Suite 3890, Los Angeles, CA  90017 (213) 689-5800
- -------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                September 12, 1991
- -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          This Statement relates to the Schedule 13D filed on June 6, 1991 (the "Schedule 13D") by Trefoil Capital Investors, L.P., a Delaware limited partnership ("Trefoil"), with regard to beneficial ownership of the common stock, no par value (the "Common Stock"), of L.A. Gear, Inc., a California corporation (the "Company"), which is issuable upon conversion of the shares (the "Shares") of Series A Cumulative Convertible Preferred Stock, no par value (the "Series A Preferred Stock"), of the Company to be purchased by Trefoil pursuant to, and subject to the terms and conditions of, the Stock Purchase Agreement, dated as of May 27, 1991 and amended as of July 25, 1991 (as amended, the "Stock Purchase Agreement"), between Trefoil and the Company, and constitutes Amendment No. 3 to the Schedule 13D. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the
Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

          On September 12, 1991, the acquisition of the Shares by Trefoil from the Company for $100 million, pursuant to the terms and conditions of the Stock Purchase Agreement, was consummated. The Shares are convertible into 10,000,000 shares of Common Stock (subject to certain anti-dilution adjustments), constituting approximately 34% of the outstanding Common Stock on a fully diluted basis. The Conversion Ratio is 10 and the Conversion Price is $10.00. Both the Conversion Ratio and the Conversion Price are subject to certain post-closing anti-dilution adjustments.

          On September 12, 1991, Trefoil, as the holder of all of the issued and outstanding shares of Series A Preferred Stock, elected Stanley P. Gold, R. Rudolph Reinfrank and Robert G. Moskowitz to the Company's Board of Directors. Upon their election as Series A Directors, Messrs. Gold, Reinfrank and Moskowitz were each granted options by the Company to purchase 20,000 shares of Common Stock, exercisable at a price of $12.00 per share and vesting over a three-year period.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5(a) of the Schedule 13D is hereby amended and supplemented to include the following:

          The response set forth above in Item 4 is incorporated herein by reference in its entirety.


                               Page 2 of 4 Pages

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

          The response set forth above in Item 4 is hereby incorporated herein by reference in its entirety.


                             Page 3 of 4 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 16, 1991

                              TREFOIL CAPITAL INVESTORS, L.P.

                              By:  TREFOIL INVESTORS, INC.
                                   its general partner



                              By:  /s/ Robert G. Moskowitz
                                   -----------------------
                                   Name:   Robert G. Moskowitz
                                   Title:  Managing Director


                           Page 4 of 4 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                                 L.A. GEAR, INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
      (Upon Conversion of Series A Cumulative Convertible Preferred Stock)
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   501708-10-1
- -------------------------------------------------------------------------------
                                 (CUSIP Number)

                             DAVID K. ROBBINS, ESQ.
                    Fried, Frank, Harris, Shriver & Jacobson
    725 S. Figueroa Street, Suite 3890, Los Angeles, CA  90017 (213) 689-5800
- -------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               January 24, 1992
- -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          This Statement relates to the Schedule 13D filed on June 6, 1991 (the "Schedule 13D") by Trefoil Capital Investors, L.P., a Delaware limited partnership ("Trefoil"), with regard to beneficial ownership of the common stock, no par value (the "Common Stock"), of L.A. Gear, Inc., a California corporation (the "Company"), and constitutes Amendment No. 4 to the Schedule 13D. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

          At a special meeting held on January 24, 1992 (the "Special Meeting"), the board of directors (the "Board") of the Company appointed Stanley P. Gold to the offices of Chairman of the Board and Chief Executive Officer of the Company, following the resignation, effective January 24, 1992, of Robert Greenberg as a member of the Board and from the offices of Chairman of the Board and Chief Executive Officer of the Company, and from any and all other offices and directorships held with the Company or any of its subsidiaries or affiliates.

          Effective January 24, 1992, Gil N. Schwartzberg resigned as a member of the Board and from the office of Vice Chairman of the Company, and from any and all other offices and directorships held with the Company or any of its subsidiaries or affiliates. The office of Vice Chairman of the Company is currently vacant.

          At the Special Meeting, the Board also reconstituted the Executive Committee of the Board to consist of Mr. Gold, R. Rudolph Reinfrank and Mark R. Goldston, the President and Chief Operating Officer of the Company.
Mr. Reinfrank will serve as chairman of the Executive Committee. Messrs. Gold and Reinfrank have been members of the Executive Committee since September, 1991. Subject to the provisions of Section 3.2 of Article III of the Company's bylaws, the Board has authorized the Executive Committee to exercise, in the intervals between Board meetings, all of the powers and authority of the Board with respect to the general management and supervision of the personnel and the day-to-day business operations of the Company and its subsidiaries.

          At the Special Meeting, the Board also reconstituted the Nominating Committee of the Board to consist of Mr. Goldston, Stephen A. Koffler and Robert G. Moskowitz. Mr. Koffler will serve as chairman of the Nominating Committee. Mr. Moskowitz has been a member of the Nominating Committee since September, 1991.

          Mr. Gold is President and a Managing Director of Trefoil Investors, Inc. ("TII"), the general partner of Trefoil Capital Investors, L.P. ("Trefoil"), as well as President and a Managing Director of Shamrock Capital Advisors, Inc. ("SCA"), which provides management and consulting services to Trefoil and companies in which Trefoil invests, including the Company. Messrs. Reinfrank and Moskowitz are Managing Directors of TII and SCA.


                                Page 2 of 4 Pages

Messrs. Gold, Moskowitz and Reinfrank have served as members of the Board since the consummation of Trefoil's $100 million investment in the Company in September, 1991.


                                Page 3 of 4 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 27, 1992

                              TREFOIL CAPITAL INVESTORS, L.P.

                              By:  TREFOIL INVESTORS, INC.
                                   its general partner



                              By:  /s/ Robert G. Moskowitz
                                   ---------------------------
                                   Name:   Robert G. Moskowitz
                                   Title:  Managing Director


                                Page 4 of 4 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                                 L.A. GEAR, INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   501708-10-1
- -------------------------------------------------------------------------------
                                 (CUSIP Number)

                             DAVID K. ROBBINS, ESQ.
                    Fried, Frank, Harris, Shriver & Jacobson
    725 S. Figueroa Street, Suite 3890, Los Angeles, CA  90017 (213) 689-5800
- -------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               August 14, 1992
- -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 501708-10-1                                    Page  2   of   8  Pages
          -----------                                         ---     ----

- -------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TREFOIL CAPITAL INVESTORS, L.P.
- -------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                 (b) /X/
- -------------------------------------------------------------------------------

3    SEC USE ONLY
- -------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

          BK, WC
- -------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  / /

          NOT APPLICABLE
- -------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
- -------------------------------------------------------------------------------

                    7    SOLE VOTING POWER

                              1,000,000 SHARES OF SERIES A CUMULATIVE
NUMBER OF                          CONVERTIBLE PREFERRED STOCK;
                              1,000,000 SHARES OF COMMON STOCK (SEE ITEM 5)
SHARES              -----------------------------------------------------------


BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY                           -0-
                    -----------------------------------------------------------
EACH
                    9    SOLE DISPOSITIVE POWER
REPORTING
                              1,000,000 SHARES OF SERIES A CUMULATIVE
PERSON                             CONVERTIBLE PREFERRED STOCK;
                              1,000,000 SHARES OF COMMON STOCK (SEE ITEM 5)
WITH                -----------------------------------------------------------

                    10   SHARES DISPOSITIVE POWER

                              -0-
- -------------------------------------------------------------------------------

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,000,000 SHARES OF SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK; 1,000,000 SHARES OF COMMON STOCK (SEE ITEM 5)
- -------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                        /X/

          SEE ITEM 5
- -------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          33.9%  (SEE ITEM 5)
- -------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

          PN
- -------------------------------------------------------------------------------

                              Page 2 of 8 Pages

          This Statement relates to the Schedule 13D filed on June 6, 1991 (the "Schedule 13D") by Trefoil Capital Investors, L.P., a Delaware limited partnership ("Trefoil"), with regard to beneficial ownership of the common stock, no par value (the "Common Stock"), of L.A. Gear, Inc., a California corporation (the "Company"), and constitutes Amendment No. 5 to the Schedule 13D ("Amendment No. 5"). Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Schedule 13D, as amended to date.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

          On July 28, 1992, Robert Y. Greenberg delivered written notice to Trefoil, pursuant to Section 3(a) of the Shareholder Agreement, dated as of May 27, 1991, between Trefoil and Mr. Greenberg, of his intention to sell one million shares of Common Stock (the "RYG Shares") at a price of $8.50 per share. On August 14, 1992, Trefoil advised Mr. Greenberg of Trefoil's election to exercise its right of first refusal with respect to the RYG Shares. The closing of Trefoil's purchase of the RYG Shares is scheduled to occur on August 25, 1992.

          The total amount of funds required by Trefoil to purchase the RYG Shares is $8.5 million. The necessary funds will be provided from Trefoil's working capital. Approximately $3.4 million of the necessary funds was provided from borrowings under Trefoil's Credit Facility, with the remaining $5.1 million having been provided as capital contributions made by Trefoil's partners. See
Item 3 of the Schedule 13D for a discussion of the principal terms of the Credit Facility. The Credit Agreement, dated as of December 27, 1989 (as amended), providing for the Credit Facility was previously filed as Exhibit 6 to the
Schedule 13D and is incorporated herein by reference.

          Stanley P. Gold (Chairman of the Board, Chief Executive Officer and a director of the Company; President and Managing Director of TII) has advised Trefoil that from July 15, 1992 through the date of this Amendment No. 5, he purchased 100,000 shares of Common Stock (the "Gold Shares") for an aggregate purchase price (exclusive of brokerage commissions) of $1,041,812.50.

          Mr. Gold has advised Trefoil that he purchased the Gold Shares with personal funds and that no portion of the purchase price of the Gold Shares consisted of funds borrowed or otherwise obtained for the purpose of acquiring the Gold Shares.


                                Page 3 of 8 Pages

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

          Trefoil is acquiring the RYG Shares for purposes of increasing its equity holdings in the Company. While Trefoil does not have any present plans to acquire any additional shares of Common Stock or to sell any of the RYG Shares, the Shares or the Conversion Shares, subject to certain provisions of the Stock Purchase Agreement prohibiting or limiting the acquisition or sale of shares of Common Stock, Trefoil could determine, based upon market and general economic conditions, the business affairs and financial condition of the Company, the availability of Common Stock at favorable prices and alternative investment opportunities available to Trefoil and other factors deemed relevant by it, to acquire additional shares of Common Stock or to sell some or all of the RYG Shares, the Shares or the Conversion Shares in the open market, in privately negotiated transactions or otherwise.

          If an amount equal to three full quarterly dividends with respect to the Series A Preferred Stock is at any time in arrears, then Trefoil, as the holder of all of the issued and outstanding shares of Series A Preferred Stock, will be entitled (provided that certain conditions are satisfied) to elect four additional directors to, and will thereby have the exclusive right to elect a majority of, the Company's Board of Directors. Such directors shall continue in office until such time as all dividends accumulated on the Series A Preferred Stock shall have been paid in full. The failure of the Company to pay an amount equal to three full quarterly dividends will also cause the termination of the standstill and other related provisions (including, among other things, limitations on Trefoil's right to acquire additional shares of the Company's Common Stock) (the "Standstill Provisions") contained in the Stock Purchase Agreement. As of the date of this Amendment No. 5, dividends of $3.75 million, representing dividends for the first two quarters of fiscal 1992 with respect to the Series A Preferred Stock were in arrears. In its Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 1992, the Company reported that it does not anticipate being able to pay dividends on the Series A Preferred Stock at August 28, 1992 (the last business day of the Company's third fiscal quarter). Accordingly, Treofil currently expects that (i) it will be entitled to exercise its right to elect additional directors commencing on August 28, 1992, and (ii) that the Standstill Provisions will terminate on that date.
While Trefoil currently has no plans with respect to the election of additional directors of the Company, Trefoil anticipates exercising such right, in whole or in part.

          Subject to the foregoing, Trefoil has no plans or proposals which relate to or would result in any such transaction, event or action as is enumerated in paragraphs (a) through (j) of Item 4 to the form of Schedule 13D promulgated under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

          Mr. Gold has advised Trefoil that he acquired the Gold Shares for investment purposes. Mr. Gold also advised Trefoil that, subject to market and general economic


                                Page 4 of 8 Pages
conditions, the business affairs and financial condition of the Company, the availability of Common Stock at favorable prices and alternative investment opportunities available to him and other factors deemed relevant by him, he may sell the Gold Shares or acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise.

          Mr. Gold has advised Trefoil that, subject to the foregoing, he has no plans or proposals which relate to or would result in any such transaction, event or action as is enumerated in paragraphs (a) through (j) of Item 4 to the form of Schedule 13D promulgated under Section 13 of the Exchange Act.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 (a) of the Schedule 13D is hereby amended and supplemented to include the following:

          (a) For purposes of Rule 13d-3 promulgated under the Exchange Act, Trefoil may be deemed to be the owner of 11,000,000 shares (including the Conversion Shares) of Common Stock, constituting approximately 33.9% of the issued and outstanding shares of Common Stock on a fully diluted basis. For purposes of Rule 13d-3 promulgated under the Exchange Act, TII may be deemed to be the beneficial owner of such shares of Common Stock by virtue of its being the general partner of Trefoil.

          In addition, upon conversion of the Shares, Trefoil will be entitled to receive any accrued and unpaid dividends on the Shares surrendered for conversion to the date of such conversion. Such accrued and unpaid dividends shall be payable by the Company in cash (to the extent funds are legally available therefor) or, at the option and election of the holder of such Shares, shall be convertible into Common Stock at a per share price equal to the Conversion Price (currently $10.00). As of the date of this Amendment No. 5, dividends of $3.75 million were in arrears with respect to the Series A Preferred Stock. Dividends in arrears with respect to the Series A Preferred Stock accrue at the rate of 8.625% until all dividend arrearages are paid.

          For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Gold has advised Trefoil that he is the beneficial owner of 110,000 shares of Common Stock (including 10,000 shares which Mr. Gold has the right to acquire within sixty days of the date of this Amendment No. 5 through exercise of options granted to Mr. Gold pursuant to the Company's 1986 Stock Option Plan, as amended, upon his initial election to the Company's Board of Directors on September 12, 1991), constituting approximately 0.5% of the issued and outstanding shares of Common Stock.

          Pursuant to Rule 13d-4 promulgated under the Exchange Act, Trefoil disclaims any beneficial ownership in any shares of Common Stock owned by Mr. Gold, and the filing of this Amendment No. 5 shall not be construed as an admission that Trefoil is, for purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of any securities of the Company owned by Mr. Gold.


                                Page 5 of 8 Pages

          Item 5(b) of the Schedule 13D is hereby amended and supplemented to include the following:

          (b) As of the date of this Amendment No. 5, Trefoil has the sole power to vote, and the sole power to dispose, 1,000,000 shares of Series A Preferred Stock. Trefoil has advised Mr. Greenberg of Trefoil's election to exercise its right of first refusal with respect to the RYG Shares. Upon the closing of Trefoil's purchase of the RYG Shares (scheduled to occur on August 25, 1992), Trefoil will also have the sole power to vote, and the sole power to dispose, 1,000,000 shares of Common Stock.

          Mr. Gold has advised Trefoil that he has the sole power to vote, and the sole power to dispose, 100,000 shares of Common Stock.

          Item 5(c) of the Schedule 13D is hereby amended and supplemented to include the following:

          (c) On August 14, 1992, Trefoil advised Mr. Greenberg of Trefoil's election to exercise its right of first refusal with respect to the RYG Shares. The closing of Trefoil's purchase of the RYG Shares from Mr. Greenberg for an aggregate purchase price of $8.5 million is scheduled to occur on August 25, 1992.

          A schedule of the transactions in which Mr. Gold acquired the Gold Shares during the past sixty days is set forth on Exhibit 8 hereto, which is incorporated herein by reference. All such acquisitions were effected through normal brokerage transactions with member firms of the New York Stock Exchange.

          Except as described above in this Item 5(c), neither Trefoil nor TII nor to the best knowledge of Trefoil, any of the executive officers or directors of TII, has effected any transaction in shares of Common Stock or in shares of Series A Preferred Stock during the sixty days preceding the date of this Amendment No. 5.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

          In connection with Trefoil's $100 million investment in the Company's Series A Preferred Stock, Trefoil entered into a Shareholder Agreement with Robert Y. Greenberg, pursuant to which, among other things, Trefoil was granted (with certain limited exceptions) a three-year right of first refusal (expiring September 12, 1994) to purchase the 3,537,700 shares of Common Stock beneficially owned by Mr. Greenberg. The Shareholder Agreement was previously filed as Exhibit 4 to the Schedule 13D and is incorporated herein by reference.


                                Page 6 of 8 Pages

          On July 28, 1992, Mr. Greenberg delivered written notice to Trefoil of his intention to sell the RYG Shares at a price of $8.50 per share. On August 14, 1992, Trefoil advised Mr. Greenberg of Trefoil's election to exercise its right of first refusal with respect to the RYG Shares. The closing of Trefoil's purchase of the RYG Shares is scheduled to occur on August 25, 1992.

          On July 28, 1992, Mr. Greenberg also delivered a separate written notice to Trefoil of his intention to sell, in a series of separate transactions, 1,500,000 shares of Common Stock at a price of $10.50 per share (subject to adjustment pursuant to certain indemnification formulas set forth in that relevant notice). On August 14, 1992, Trefoil advised Mr. Greenberg of Trefoil's election not to exercise its right of first refusal with respect to such shares.

          Mr. Gold is the President and Managing Director of TII (the general partner of Trefoil) and SCA (a company which provides management and consulting services to Trefoil and companies in which Trefoil invests, including the Company) and is a stockholder of both TII and SCA. To the best knowledge of Trefoil, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Gold and any other person with respect to securities of the Company. Trefoil believes that it is not a member of, and disaffirms the existence of, any "group" (within the meaning of Rule 13d-5 promulgated under the Exchange Act) with Mr. Gold or any other person with respect to securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

          Exhibit 8 -- Schedule of Acquisitions of Gold Shares


                                Page 7 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  August 18, 1992

                             TREFOIL CAPITAL INVESTORS, L.P.

                             By:  TREFOIL INVESTORS, INC.
                                  its general partner



                             By:  /s/ Robert G. Moskowitz
                                  ----------------------------
                                  Name:  Robert G. Moskowitz
                                  Title: Managing Director


                                Page 8 of 8 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                                 L.A. GEAR, INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   501708-10-1
- -------------------------------------------------------------------------------
                                 (CUSIP Number)

                             DAVID K. ROBBINS, ESQ.
                    Fried, Frank, Harris, Shriver & Jacobson
     725 S. Figueroa Street, Suite 3890, Los Angeles, CA 90017 (213)689-5800
- -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                September 1, 1992
- -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          This Statement relates to the Schedule 13D filed on June 6, 1991 (the "Schedule 13D") by Trefoil Capital Investors, L.P., a Delaware limited partnership ("Trefoil"), with regard to beneficial ownership of the common stock, no par value (the "Common Stock"), of L.A. Gear, Inc., a California corporation (the "Company"), and constitutes Amendment No. 6 to the Schedule 13D ("Amendment No. 6"). Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Schedule 13D, as amended to date.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

          On August 31, 1992, the date on which an amount equal to three full quarterly dividends with respect to the Series A Preferred Stock became in arrears, (i) pursuant to the Company's Bylaws, the authorized number of directors of the Company increased, without further action, by four directors (from 9 to 13), and (ii) pursuant to the terms of the Series A Preferred Stock contained in Article THREE of the Company's Restated Articles of Incorporation, as amended (the "Restated Articles"), Trefoil, as the holder of all of the issued and outstanding shares of Series A Preferred Stock, became entitled to elect such four additional directors to, and thereby has the exclusive right to elect a majority of, the Company's Board of Directors. On September 1, 1992, Trefoil (i) elected V. A. (Ravi) Ravindran and Clifford A. Miller to the Company's Board of Directors and (ii) advised the Company that Trefoil was reserving its right to elect two additional directors. Messrs. Ravindran and Miller (or any successors elected by Trefoil), and any additional directors elected by Trefoil pursuant to Section 3(d) of Article THREE of the Restated Articles, shall serve on the Company's Board of Directors until such time as all dividends accumulated on the Series A Preferred Stock shall have been paid in full.

          Mr. Ravindran (age: 44) has served as the Managing Director and President of Elders Finance Inc. ("Elders"), a finance company, since July 1987. Mr. Ravindran has also served as the Chief Executive Officer of Paracor Company, Inc. ("Paracor"), an asset management company, since December 1991. Elders and Paracor are indirect wholly-owned subsidiaries of Fosters Brewing Group Ltd. of Australia. An affiliate of Elders is a limited partner in Trefoil.

          Mr. Ravindran is the beneficial owner of 2,000 shares of Common Stock.

          Mr. Miller (age: 64) has served as Chairman of The Clifford Group, Incorporated, a business consulting organization, since January 1992. Prior to that time, from December 1986 through December 1991, Mr. Miller was an Executive Vice President and a Director of Great Western Financial Corporation and Great Western Bank.

          Mr. Miller has also served as a senior consultant to Shamrock Holdings, Inc. ("Shamrock") since 1978. Shamrock, the investment company for the Roy E. Disney family, is engaged primarily in radio and television broadcasting, entertainment software retailing, real estate development and the making of investments. Trefoil was organized by the senior executives of Shamrock.

          Mr. Miller is the beneficial owner of 2,000 shares of Common Stock.

          The failure of the Company to pay an amount equal to three full quarterly dividends also caused the termination, effective August 31, 1992, of the standstill provisions (the "Standstill Provisions") contained in the Stock Purchase Agreement, dated as of May 27, 1991 and amended as of July 25, 1991, between Trefoil and the Company, which Standstill Provisions included limitations on Trefoil's right to acquire additional shares of Common Stock.

          A press release by the Company, dated September 2, 1992, announcing
(i) Trefoil's election of Messrs. Ravindran and Miller to the Company's Board of Directors and (ii) the termination of the Standstill Provisions is attached as an exhibit to this Amendment No. 6.

          Subject to the foregoing, Trefoil has no plans or proposals which relate to or would result in any such transaction, event or action as is enumerated in paragraphs (a) through (j) of Item 4 to the form of Schedule 13D promulgated under Section 13 of the Securities Exchange Act of 1934, as amended.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5(a)-(c) of the Schedule 13D is hereby amended and supplemented to include the following:

          On August 25, 1991, the acquisition of the RYG Shares by Trefoil from Robert Greenberg for an aggregate purchase price of $8.5 million was consummated.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

          Exhibit 9 -- Press Release, dated September 2, 1992

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  September 2, 1992

                                             TREFOIL CAPITAL INVESTORS, L.P.

                                             By:  TREFOIL INVESTORS, INC.
                                                  its general partner



                                             By:  /s/ Robert G. Moskowitz
                                                  -----------------------------
                                                  Name:  Robert G. Moskowitz
                                                  Title: Managing Director

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*

                                 L.A. GEAR, INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  501708-10-1
- -------------------------------------------------------------------------------
                                 (CUSIP Number)

                             DAVID K. ROBBINS, ESQ.
                    Fried, Frank, Harris, Shriver & Jacobson
    725 S. Figueroa Street, Suite 3890, Los Angeles, CA  90017 (213) 689-5800
- -------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                              September 21, 1992
- -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          This Statement relates to the Schedule 13D filed on June 6, 1991 (the "Schedule 13D") by Trefoil Capital Investors, L.P., a Delaware limited partnership ("Trefoil"), with regard to beneficial ownership of the common stock, no par value (the "Common Stock"), of L.A. Gear, Inc., a California corporation (the "Company"), and constitutes Amendment No. 7 to the Schedule 13D ("Amendment No. 7"). Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Schedule 13D, as amended to date.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

         On September 21, 1992, Trefoil and Robert Y. Greenberg agreed to terminate the Shareholder Agreement, dated as of May 27, 1991 (the "Shareholder Agreement"), effective as of September 18, 1992. In connection therewith, Mr. Greenberg paid the sum of $200,000 to Trefoil. As a result of the termination of the Shareholder Agreement, Trefoil no longer has a right of first refusal with respect to the shares of Common Stock owned by Mr. Greenberg.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  September 22, 1992

                              TREFOIL CAPITAL INVESTORS, L.P.

                              By:  TREFOIL INVESTORS, INC.
                                   its general partner



                              By:  /s/ Robert G. Moskowitz
                                   ----------------------------
                                   Name:   Robert G. Moskowitz
                                   Title:  Managing Director

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*

                                 L.A. GEAR, INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  507108-10-1
- -------------------------------------------------------------------------------
                                 (CUSIP Number)

                             DAVID K. ROBBINS, ESQ.
                    Fried, Frank, Harris, Shriver & Jacobson
    725 S. Figueroa Street, Suite 3890, Los Angeles, CA  90017 (213) 689-5800
- -------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               December 24, 1992
- -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          This Statement relates to the Schedule 13D filed on June 6, 1991 (the "Schedule 13D") by Trefoil Capital Investors, L.P., a Delaware limited partnership ("Trefoil"), with regard to beneficial ownership of the common stock, no par value (the "Common Stock"), of L.A. Gear, Inc., a California corporation (the "Company"), and constitutes Amendment No. 8 to the
Schedule 13D. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Schedule 13D, as amended to date.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

          On December 24, 1992, in connection with the private placement of the Company's 7-3/4% Convertible Subordinated Debentures due 2002 (the "Debentures"), Trefoil entered into an agreement with the initial purchasers of the Debentures which, prior to June 22, 1993, restricts Trefoil's ability to sell, transfer or, with limited exception, otherwise dispose of the shares of Series A Preferred Stock or Common Stock owned by Trefoil. Stanley P. Gold, Robert G. Moskowitz and R. Rudolph Reinfrank (each of whom is a director of the Company) have each entered into similar agreements.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

          Exhibit 10 --  Lock-Up Agreement dated December 24, 1992, of Trefoil
                              Capital Investors, L.P.

          Exhibit 11 --  Form of Lock-Up Agreement with Messrs. Gold, Moskowitz and Reinfrank

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 4, 1993


                              TREFOIL CAPITAL INVESTORS, L.P.,

                              By:  TREFOIL INVESTORS, INC.
                                   its general partner



                              By:  /s/Robert G. Moskowitz
                                   ----------------------------
                                   Name:   Robert G. Moskowitz
                                   Title:  Managing Director